UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

BOON INDUSTRIES, Inc.

(Exact Name of Registrant as Specified in Charter)

Oklahoma	84-5079920
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

110 Spring Hill Road #16, Grass Valley, CA	95945
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:	(530) 648-1333

Copies to:

Zev M. Bomrind, Esq.

Fox Rothschild LLP

101 Park Avenue, 17th Floor

New York, NY 10078

(212) 878-7951

Securities to be registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.0001 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-accelerated Filer ☒	Smaller Reporting Company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

BOON INDUSTRIES, INC.
FORM 10
TABLE OF CONTENTS

Explanatory Note

Boon Industries, Inc. (“Boon,” the “Company,” “we,” “us” and “our”) is filing this Registration Statement on Form 10 to register its shares of common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Once this Registration Statement is deemed effective, the Company will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and to comply with all other obligations of the Exchange Act applicable to issuers filing Registration Statements pursuant to Section 12(g) of the Exchange Act.

Forward-Looking Statements

This Form 10 contains “forward-looking statements” that involve risks and uncertainties, as well as assumptions that, if they prove incorrect or never materialize, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The forward-looking statements are contained principally in Item 1—“Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in Item 2, but may also appear in other areas of this Form 10. Such forward-looking statements include any expectation of earnings, revenues or other financial items; any statements regarding the use of working capital, anticipated growth strategies; factors that may affect our operating results; statements concerning our customers; statements concerning new products or services; statements related to future economic conditions or performance; statements as to industry trends and other matters that do not relate strictly to historical facts or statements of assumptions underlying any of the foregoing. These statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “will,” or “plan,” and similar expressions or variations. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Furthermore, such forward-looking statements speak only as of the date of this report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. New factors emerge from time to time, and their emergence is impossible for us to predict. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

ITEM 1. BUSINESS.

Overview

Boon Industries, Inc. is an innovative bioscience company that has developed unique chemical solutions for the agricultural, food and beverage, hospitality, and medical industries. DiOx+, our flagship product, is a disinfectant sterilizer that kills harmful pathogens without dangerous toxic exposure to the user or the environment. DiOx+ is an activated chlorine dioxide (Cl02) broad spectrum disinfectant that protects the environment and human health from viruses, bacteria and harmful by-products left by other cleaning sanitizers, without a harsh smell or skin irritation. DiOx+ is effective against aerobic and non-aerobic bacteria, viruses, molds, fungi, algae, protozoa and spores.

Our proprietary chemical formulas and processes make DiOx+ ideal for sterilizing mission critical, high value medical equipment and disinfecting air and surfaces in laboratory and hospital environments. DiOx+ helps protect agricultural crops from disease, can be used in water treatment systems, and helps reduce operational costs in warehousing, distribution centers, and ecommerce support facilities.

We manufacture DiOx+ in the U.S. at our production facility located in Grass Valley, California. We also manufacture customized “white label” products for the food and beverage industry at facilities we lease in Grants Pass, Oregon.

Merger Transaction

Boon is the successor issuer of Leaf of Faith Beverage, Inc. (“LOFB”), as a result of a holding company reorganization effected by a merger (the “Holding Company Merger”) on March 2, 2020, under which LOFB merged with and into Leaf of Faith Beverage Merger Sub, Inc., a wholly owned subsidiary of Boon, which in turn was a wholly-owned subsidiary of LOFB. The Holding Company Merger was effected pursuant Section 1080(g) of the Oklahoma General Corporation Act (the “Oklahoma Act”), under which wholly-owned subsidiaries may merge to effect a holding company structure without requiring a stockholder vote.

On March 2, 2020, following the Holding Company Merger, we purchased all of the assets, and assumed all of the liabilities of Matrix of Life Tech Trust, an Oregon Trust, pursuant to an Asset Purchase Agreement dated February 10, 2020 (the “Matrix Acquisition”). In connection with the Matrix Acquisition, Justin Gonzalez, the trustee and sole beneficiary of Matrix of Life Tech Trust, was appointed our Chief Executive Officer and Chairman. Prior to the Matrix Acquisition, Matrix produced beverages and food products at a facility leased by it in Grants Pass, Oregon. As a result of the Matrix Acquisition, our business became the business previously conducted by Matrix. Following the Matrix Acquisition, we have expanded Matrix’s business of manufacturing customized “white label” products for the food and beverage industry to focus on the distribution of our DiOx+ product.

Our Market Opportunity

The market opportunity for Boon Industries’ DiOx+ product includes key sectors that require effective disinfecting and sterilizing of air, surfaces and equipment. The growth in these markets has been substantial since 2020, and the outlook continues to grow following the advent of the COVID-19 pandemic. The global sterilization equipment and disinfectants market is expected to grow from $7 billion in 2019 to $9 billion in 2023, a compound annual growth rate (CAGR) of 8.4%. In 2020, the sterilization equipment market was valued at $8 billion, driven by increased demand for sterilization equipment, disinfectants, and critical care equipment due to COVID-19. The U.S. surface disinfectant market size was valued at $987 million in 2019 and is expected to grow at a compound annual growth rate of 9.2% from 2020 to 2027.

The surface disinfectants market is projected to grow substantially due to strict regulations for the use of surface disinfectants, rising awareness among consumers regarding hygiene, and increasing cases of chronic diseases. The market is further driven by the rising incidences of disease outbreaks, such as the COVID-19 pandemic, which has created a steep rise in the demand for surface disinfectants from hospitals. Chemicals disinfectants have emerged as the largest composition segment, with growing demand for disinfectants such as quaternary ammonium compounds and alcohols. Due to the rising awareness about the effects of the toxic nature of some of the chemical-based products and the many recalls that have occurred recently, our product’s non-toxic yet highly-effective dynamic is expected to provide a critical competitive advantage for our product line, which is based on protecting the health of people and the environment with an eco-friendly chlorine dioxide solution and its oxidizing properties.

In addition, we anticipate that our California base will provide us with access and exposure to the nation’s most significant agriculture market. Protecting agriculture from disease and providing farmers with cost-effective solutions to protect, process and clean crops represents a significant opportunity for Boon1. In California alone, crops are a $50+ billion business, including exports that topped $21 billion in 2019. Grape production generated $5.4 billion in 2019 and almond production resulted in $6.1 billion in cash receipts. California accounts for 40 percent of all organic production in the U.S. and organic sales grew to $10.4 billion in 2019. Boon is targeting farms in California’s central valley to develop pilot projects around protecting the food supply from the devasting impacts of pests, viruses and diseases. These efforts include touch points in the fields, at the processing plants and in the transportation system.

Top 10 Agricultural Counties
	Total Value and Rank
County	$1,000				Leading Commodities
	2018		2019
Fresno	7,942,018	1	7,714,540	1	Almonds, Pistachios, Livestock (Unspecified), Grapes (Table)
Kern	7,469,670	2	7,692,667	2	Almonds, Grapes (Table), Pistachios, Milk
Tulare	7,113,392	3	7,508,852	3	Milk, Oranges (Navel), Grapes (Table), Cattle & Calves
Monterey	4,258,628	4	4,426,625	4	Strawberries, Lettuce (Romaine), Lettuce (Head), Broccoli
Stanislaus	3,528,222	5	3,526,856	5	Almonds, Milk, Chickens, Nursery (Fruit/Vine/Nut)
Merced	3,252,659	6	3,270,959	6	Milk, Almonds, Cattle & Calves, Chickens (Broilers)
San Joaquin	2,594,221	7	2,638,145	7	Almonds, Milk, Grapes (Wine), Walnuts
Kings	2,280,675	8	2,187,693	8	Milk, Almonds, Cotton (Pima), Pistachios
Imperial	2,226,030	9	2,015,843	9	Heifers & Steers (Fed), Hay (Alfalfa), Vegetables (Unspec.), Hay (Other)
Madera	2,055,845	11	1,998,826	10	Almonds, Milk, Pistachios, Grapes (Wine)

Source: California County Agricultural Commissioners’ Reports

Beyond high value medical equipment and agriculture, the potential market for DiOx+ includes segments that touch business and consumers every day in a multitude of ways. From hospitals, medical centers and EMS/first responder facilities and equipment, to physician and dental offices. Hospitality settings like hotels and restaurants to large stadiums and arenas. All of these segments are expected to adhere to significant sanitization, disinfecting and sterilizing protocols in the wake of the COVID-19 pandemic. Commercial buildings, manufacturing and warehouse facilities, and food processing plants will also be operating under a “new normal” with their own unique set of operational requirements.

Chlorine Dioxide—A Powerful Disinfectant: The antimicrobial, antiviral, anti-mold and biofilm destroying properties of chlorine dioxide are used in many industrial applications where efficiency, speed of action, and no residues are key. Chlorine dioxide is used as a disinfectant in food processing, air disinfection and odor control, disinfection of premises as well as vehicles, water treatment including drinking water and swimming pools, mold eradication, health applications such as dental treatments, wound cleansing, and eye therapies, among others. Chlorine dioxide was first discovered by Sir Humphry Davy in 1811 when he added sulfuric acid (HYSON) to potassium chlorate (KClO3).

Industry Overview

Since the FDA approved usage of chlorine dioxide under Title 21 in 2016, there have been a handful of companies that have begun to offer chlorine dioxide products. There are three main types of chlorine dioxide available in the market, and each have their pros and cons:

●	Gaseous chlorine dioxide;

●	Stabilized chlorine dioxide; and

●	Activated chlorine dioxide (in solution), such as DiOx+.

Gaseous Chlorine Dioxide

Chlorine dioxide gas is generally created in situ using ClO2 gas electrochemical or electrolytic generators, or by mixing two incompatible chemicals that as a result produce chlorine dioxide gas. Since the gas cannot be compressed or stored, the generators are usually installed on location and used as a chlorine dioxide feed for immediate application. A wide range of companies offer equipment and/or services for on-site disinfection.

Stabilized Chlorine Dioxide

Stabilized chlorine dioxide can be produced by chemically mixing sodium chlorite with other compounds, such as hydrogen peroxide (H2O2); however, they are either not chlorine dioxide per se (ClO2, which is a gas), or the ingredients to create the actual gas have not been mixed, and will be mixed to produce ClO2 when in contact with water.

Activated Chlorine Dioxide (in solution) (DiOx+)

Chlorine dioxide is usually produced as a gas dissolved in a water solution starting with a sodium chlorite solution and one of the following methods; reaction with chlorine gas, or reaction with sodium hypochlorite and an acid, or reaction with an acid, typically hydrochloric acid. Efficient generation of chlorine dioxide is reliant on proper precursor ratios and mixing for a given method.

When chlorine dioxide is generated in solution, it is a very effective liquid disinfectant at point of use. Chlorine dioxide at use concentrations (0.5–.85 ppm) overcomes some of the disadvantages of hypochlorite in that it is non tainting, noncorrosive, and nontoxic. Its sole use at present is in water disinfection. Unlike iodine, chlorine dioxide has no adverse effects on thyroid function. Chlorine dioxide is widely used by municipal water treatment facilities. The term “chlorine dioxide” is misleading because chlorine is not the active element. Chlorine dioxide is an oxidizing, not a chlorinating agent, and it acts by means of a reduction-oxidation (redox) electro-chemical reaction.

Chlorine Dioxide Market

The global chlorine dioxide market size was over $795 million in 2019 and is estimated to grow at over 5% CAGR between 2020 and 2026 owing to significant expansion of the industrial wastewater treatment sector. Growing regulatory restrictions on the usage of chlorine and hypochlorite in pulp bleaching should boost the adoption of chlorine dioxide.

The product is witnessing rising demand in several industries including the pulp and paper industry owing to the growing adoption of paper packaging products on account of the significant expansion of the retail and e-commerce sector. The growing demand for pulp from the textile industry and increasing consumer preference for personal hygiene products such as tissue papers and disposable towels should further drive the chlorine dioxide market growth. Stabilized chlorine dioxide is an ideal ingredient of the pulp bleaching process to produce pulp with higher brightness. Under FDA regulations, chlorine dioxide may legally be used as a food additive provided it is obtained by prescribed production methods such as the electrolysis of sodium chlorite, or the treatment of sodium chlorate with hydrogen peroxide (which is a stabilized form of chlorine dioxide, and not ClO2 gas, and has its issues with higher corrosiveness and residual remains). The regulation allows chlorine dioxide to be used as an antimicrobial agent in water for washing fruits and vegetables or poultry processing in a concentration not exceeding 3 parts per million.

Chlorine dioxide consumption in industrial water treatment applications is expected to surpass 125 kilotons by 2026. Growing industrialization and urbanization has contributed to water pollution thereby increasing the requirement for industrial water treatment. Industrial processes require water with specific pH levels, water hardness and total dissolved solids (TDS) as the raw water intake involves water of varying compositions such as freshwater, seawater and groundwater. Chlorine dioxide serves as an effective biocide in the treatment of process water, food processing and cooling towers (in the latter to control biofilm which leads to legionnaire’s disease).

The voluminous amount of water required in industrial processes coupled with the adverse effects of contaminated water on industrial equipment such as lodging of debris and chemical contamination, should drive product demand. Rising water shortage has increased consumer focus on water reuse, which requires appropriate water treatment. Growing technological advancement in the industrial wastewater treatment industry along with significant expansion of the electronics sector has increased the requirement for unique treatment solutions to remove exotic metals should boost the chlorine dioxide market growth.

Improving Air Quality

In a recent study, chlorine dioxide gas efficiently disinfected and improved air quality indoors after single (0.28L solution, 250 mg/L), double, and triple doses. All three doses reduced indoor bacteria and fungi concentrations, but the double and triple doses had significantly better antimicrobial effects.

In another study, a chlorine dioxide-based agent was more effective than hydrogen peroxide at killing bacteria that had enhanced resistance to chemical and radiation disinfection (B. pumilus SAFR-032 and Bacillus subtilis ATCC 6051). Chlorine dioxide can help sterilize peroxide- and UV-resistant spores in hospital environments.

Antiviral Activity

Chlorine dioxide is also antiviral. It destroys the proteins on the outside of viruses and degrades the virus.

Chlorine dioxide gas has been shown to be effective against:

●	Human influenza (IFV)

●	Measles

●	Human herpes (HHV)

●	Human adenovirus (HAdVs)

●	Influenza A (in mice)

Chlorine dioxide solution also inactivated human and monkey rotaviruses (that cause diarrhea) and hepatitis A.

Government Regulation

The Environmental Protection Agency (“EPA”) registered chlorine dioxide as a disinfectant and sanitizer in 1967. In 1983, the EPA recommended chlorine dioxide as an alternative to chlorine (which was linked to cancer causing THMs) to disinfect water. Use of chlorine dioxide as a disinfectant and sterilizer accelerated across the beverage industry, fruit and vegetable processing, and pulp and paper in 1990s. There are various forms in which chlorine dioxide can be produced, with various degrees of purity, concentration, and applicability. In the United States, chlorine dioxide is approved for use by OSHA, FDA, EPA, CDC, USDA, and DOT.

List N Designation

We have applied for List N designation of DiOx+ from the EPA. List N is a publicly available list maintained by the EPA of products that the EPA expects will kill SARS-CoV-2, the coronavirus that causes COVID-19, when used according to the products’ label directions. All products on this list meet EPA’s criteria for use against SARS-CoV-2 (COVID-19). Products qualify for List N if they:

●	Demonstrate efficacy against the coronavirus SARS-CoV-2 (COVID-19);

●	Demonstrate efficacy against a pathogen that is harder to kill than SARS-CoV-2 (COVID-19); or

●	Demonstrate efficacy against a different human coronavirus similar to SARS-CoV-2 (COVID-19).

We believe our DiOx+ meets all of the foregoing criteria and have been working with independent laboratories and consultants to obtain List N designation from the SPA of our DiOx+ product. We expect to obtain such List N designation in late 2021 or the first quarter of 2022. We believe that once we have obtained List N designation, we will see greatly increased demand for DiOx+ from government purchasers and contractors, hospitals and other consumers.

Competition

The disinfectant and chlorine dioxide industries are subject to intense competition. Many of our competitors are larger companies whose financial resources and scope of operations are substantially greater than ours. Our competitors that produce chlorine dioxide include International Dioxcide, Ecolab, Grundfos, ProMinent, Evoqua, and Scotmas. Various manufacturers are engaged in consolidation through joint ventures, mergers, and acquisitions, which should boost their market share and make it more difficult to compete with them. We also face competition from companies that engage in research and development activities to develop new products that compete with our products. However, we believe our DiOx+ product offers a superior, more concentrated formulation, that will expand use applications and allow us to penetrate markets not currently occupied by our competitors.

Intellectual Property

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of trade secrets, including know-how, employee and third-party nondisclosure agreements, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. We have registered DiOx+ as a trademark with the U.S. Patent and Trademark Office.

Employees

As of June 30, 2021, we had two full-time employees.

ITEM 1A. RISK FACTORS.

As a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934, the Company is not required to provide this information.

ITEM 2. FINANCIAL INFORMATION.

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of our company for the years ended December 31, 2020 and 2019. You should read this discussion together with the consolidated financial statements, related notes and other financial information included in this Form 10. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, and are based upon judgments concerning various factors that are beyond our control. These risks could cause our actual results to differ materially from any future performance suggested below.

We are an emerging growth company as defined in Section 2(a)(19) of the Securities Act. Pursuant to Section 107 of the Jumpstart Our Business Startups Act, we may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen to take advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies to delay adoption of such standards until such standards are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

General Overview

We are an innovative bioscience company that has developed an effective germ fighter, DiOx+, a disinfectant sterilizer that kills 99.9% of harmful pathogens without dangerous toxic exposure to the user or the environment. Our DiOx+ is an activated chlorine dioxide (Cl02) broad spectrum disinfectant that kills dangerous pathogens with no residual toxicity. It protects the environment and human health from viruses, bacteria and harmful by-products left by other cleaning sanitizers, without a harsh smell or skin irritation. DiOx+ is effective against aerobic and non-aerobic bacteria, viruses, molds, fungi, algae, protozoa and spores. Our proprietary chemical formulas and processes make DiOx+ ideal for sterilizing mission critical, high value medical equipment and disinfecting air and surfaces in laboratory and hospital environments. DiOx+ helps protect agricultural crops from disease, is used in water treatment plants, and helps reduce operational costs in warehousing, distribution centers, and ecommerce support facilities.

Results for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Revenues:

The Company’s revenues were $60,157 for the year ended December 31, 2020 compared to $81,456 for the year ended December 31, 2019. The decrease was due to the impact of COVID-19.

Cost of Sales:

The Company’s cost of materials was $18,441 for the year ended December 31, 2020, compared to $15,514 for the year ended December 31, 2019. The increase was due to the impact of COVID-19.

Operating Expenses:

Operating expenses consisted primarily of consulting fees, professional fees, salaries and wages, office expenses and fees associated with preparing reports relating to being a public company. Operating expenses for the year ended December 31, 2020, and December 31, 2019, were $4,349,538 and $83,917, respectively. The increase was primarily attributable to share-based compensation pursuant to licensing and distribution agreements and increases in professional fees and wages.

Other Income (Expense):

Other income (expense) for the years ended December 31, 2020 and 2019 was $(915,409) and $(272,689), respectively. Other income (expense) consisted of gain or loss on settlement of debt, loss on asset disposal and interest expense. The increase in other expenses is due to an increase in accrued interest and a loss of $850,000 for debt settlement during the year ended December 31, 2020.

Net Loss:

Net loss for the year ended December 31, 2020 was $5,233,231, compared with $290,664 for the year ended December 31, 2019. The increase in our net loss resulted from reduced sales, and increases in share-based consulting fees, professional fees, wages, and the loss in debt settlement in the year ended December 31, 2020.

Impact of Inflation

We believe that the rate of inflation has had a negligible effect on our operations.

Results of Operations for the Three Months Ended March 31, 2021 Compared to the Three Months Ended March 31, 2020

Revenues:

The Company’s revenues were $20,236 for the three months ended March 31, 2021 compared to $17,099 for the three months ended March 31, 2020.

Cost of Sales:

The Company’s cost of materials was $12,115 for the three months ended March 31, 2021, compared to $1,562 for the three months ended March 31, 2020. The increase in cost of sales is due to an increase in materials due to the impact of COVID-19.

Operating Expenses:

Operating expenses consisted primarily of advertising, consulting fees, professional fees, salaries and wages, office expenses and outside services. Operating expenses for the three months ended March 31, 2021, and March 31, 2020, were $222,649 and $4,095,523, respectively. The decrease is primarily attributable to stock-based compensation recorded pursuant to agreements during the three months ended March 31, 2020.

Other Income (Expense):

Other income (expense) for the three months ended March 31, 2021 and March 31, 2020 was $(762,573) and $(52,641), respectively. Other income (expense) consisted of losses on conversion on preferred stock to common stock, amortization of debt discounts and interest expenses. The variance primarily resulted from an increase in interest expense from new notes payable and a loss on conversion of Preferred Series A stock to common stock during the three months ended March 31, 2021.

Net Loss:

Net loss for the three months ended March 31, 2021 was $977,101 compared with $4,086,533 for the three months ended March 31, 2020. The decreased loss is due to stock-based compensation recorded during the three months ended March 31, 2020.

Impact of Inflation

We believe that the rate of inflation has had a negligible effect on our operations.

Liquidity and Capital Resources

Our working capital deficiency as of March 31, 2021, December 31, 2020 and December 31, 2019 was as follows:

	March 31,	December 31,	December 31,
	2021	2020	2019
Current Assets	$31,753	$14,209	$4,107
Current Liabilities	$1,109,404	$827,774	$261,131
Working Capital (Deficit)	$(1,077,651)	$(813,565)	$(257,024)

The overall working capital (deficit) increased from $(257,024) at December 31, 2019 to $(813,565) at December 31, 2020 to $(1,077,651) at March 31, 2021 due to increases in accounts payable, accrued liabilities and convertible debt.

	March 31,	December 31,	December 31,
	2021	2020	2019
Cash used in Operating Activities	$(214,818)	$(4,033,388)	$(266,201)
Cash provided by Investing Activities	—	3,600,000	—
Cash provided by Financing Activities	$239,379	$438,141	$264,604
Net Increase (decrease) in Cash During Period	$24,561	$4,753	$(1,597)

During the year ended December 31, 2020, cash used in operating activities was $(4,033,388) compared to $(266.201) for the year ended December 31, 2019. The variance is primarily due the increase in net loss, common stock issued for services, loss on debt settlement and an increase in operating liabilities for the year ended December 31, 2020. During the three months ended March 31, 2021, cash used in operating activities was $(214,818) compared to $(626,466) for the three months ended March 31, 2020. The variance primarily resulted from share-based compensation recorded during the three months ended March 31, 2020.

During the year ended December 31, 2020 cash provided by investing activities was $3,600,000 compared to $0 for the year ended December 30, 2019. We did not have any investing activities in the three months ended March 31, 2021.

During the year ended December 30, 2020, cash provided by financing activities was $438,141 compared to $264,604 for the year ended December 30, 2019. The variance primarily resulted from an increase in related party liabilities during the year ended December 30, 2020. During the three months ended March 31, 2021, cash provided by financing activities was $239,379 compared to $30,394 for the three months ended March 31, 2020. The variance primarily resulted from an increase in notes payable and related party liabilities during the three months ended March 31, 2021.

As of December 31, 2020, the Company had a cash balance and current asset total of $7,192 and $14,209 respectively, compared with $2,439 and $4,107 of cash and current assets, respectively, as of December 31, 2019. The increase in assets was due to an increase in cash on hand, inventory and prepaid expenses.

As of December 31, 2020, the Company had total liabilities of $965,964 compared with $398,631 as of December 31, 2019. The increase in total liabilities was primarily attributed to an increase in accounts payable, related party liabilities, notes payable, and related party liabilities.

As of March 31, 2021, the Company had $31,753 and $123.003 in cash and total assets, as well as $1,247,927 in total liabilities, as compared to $7,192 and $108,209 in cash and total assets, and $965,964 in total liabilities as of December 31, 2020. The decrease in working capital is due to an increase note payable and related party liabilities during the three months ended March 31, 2021.

Going Concern

The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan.

The Company requires additional capital to fully execute its marketing program and increase revenues. Presently we are relying on raising additional funding to meet operational shortfalls. There can be no assurance that continued funding will be available on satisfactory terms. We intend to raise additional capital through the sale of equity, loans or other short-term financing options.

Future Financings

We will continue to rely on sales of convertible securities in order to fund our business operations. Issuances of additional shares will result in dilution to existing stockholders. There is no assurance that we will achieve any additional sales of the equity securities or arrange for debt or other financing to fund planned acquisitions and exploration activities.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to stockholders.

Significant Accounting Policies

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts, warranty liabilities, share-based payments, income taxes and litigation. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results that differ from our estimates could have a significant adverse effect on our operating results and financial position. We believe that the significant accounting policies and assumptions as detailed in Note 1 to the financial statements contained herein may involve a higher degree of judgment and complexity than others.

Emerging Growth Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

ITEM 3. PROPERTIES.

Our principal corporate offices and manufacturing facility is located at 110 Spring Hill Drive, Suite 16, Grass Valley, CA 95945. Our facilities encompass eight thousand square foot that we lease at a base rate of $4,000 per month, subject to annual increase based on the increase in the CPI, under a lease that expires January 1, 2025. We believe our facilities are adequate to meet our current and near-term needs. We also lease a product production and water bottling facility in Grants Pass, Oregon on a month-to-month basis at a cost of $2,000 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding our common stock beneficially owned as of July 30, 2021 for (i) each stockholder known to be the beneficial owner of more than 5% of our outstanding common stock or Series A Preferred Stock, (ii) each executive officer and director and (iii) all executive officers and directors as a group.

In general, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days, through the exercise of a warrant or stock option, conversion of a convertible security or otherwise. Unless otherwise indicated, each person in the table will have sole voting and investment power with respect to the shares shown. For purposes of this table, shares not outstanding which are subject to issuance on exercises of stock options or conversion of a warrant that are held by a person are deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by such person but are not deemed to be outstanding for the purpose of computing the percentage for any other person. The table assumes a total of 93,496,429 shares of our common stock outstanding and 7,145,550 shares of our Series A Preferred Stock outstanding, as of June 30, 2021. Unless otherwise indicated, the address of each of the executive officers and directors named below is c/o Boon Industries, Inc., 110 Spring Hill Drive, Suite 16, Grass Valley, CA 95945.

	Common Stock		Series A Preferred Stock
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Executive Officers and Directors:
Justin Gonzalez (1)	33,333,333	35.65%	350,000	*
Eric Watson	3,535,422	3.78%	0	*
All directors and executive officers as a group	36,868,755	39.43%	50,000	*
5% Holders	—
N/A

*	Less than one percent.

(1)	The shares of Series A Preferred Stock includes 300,000 shares held by Eaucentrix LLC, of which Mr. Gonzalez is the managing member. In addition, Mr. Gonzalez owns all 1,000 shares of the Company’s Series B Preferred Stock. The vote of each share of Series B Preferred Stock is equal to four times the votes of all shares of the common stock and all other preferred stock outstanding at the time of any vote or consent of the shareholders regarding any matter submitted to a vote of the shareholders.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names, positions and ages of our current executive officers and directors. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are appointed by our board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of our board of directors.

Name	Age	Position with the Company	Position Held Since
Justin Gonzalez	40	President, Chief Executive Officer, Secretary, Treasurer and Chairman of the Board	March 2, 2020
Eric Watson	52	Chief Operating Officer, Director	March 2, 2020

Biographical Information

Justin Gonzalez

Mr. Gonzalez has served as our Chief Executive Officer and Chairman of the Board since March 2020, and has over 20 years of executive experience as an entrepreneur owning several different businesses during his career. He has also been a Vice President at LogiChem Solutions SA, an Ecuadorian based chemical and water bottling company, since March 2009. With specific experience in water treatment, chemical formulation, and extraction sciences, Mr. Gonzalez has been a strategic advisor in the oil and gas, water bottling, waste-water treatment, and food and beverage industries. As chief technical officer and adviser to several companies, he has an intimate knowledge of product and consumer trends and has designed and built large facilities for chemical manufacturing, bottling water, and botanical extractions. Currently he is a partner of an equipment manufacturing and systems integration company, Lave Systems Corporation, that produces systems for the food and beverage industry. Mr. Gonzalez graduated from the University of Louisiana in 2004 with a B.A. in History and English.

Mr. Gonzalez was appointed to serve as our Chief Executive Officer and Chairman pursuant to the terms of the Asset Purchase Agreement, dated February 10, 2020, under which we purchased all of the assets, and assumed all of the liabilities of Matrix of Life Tech Trust, an Oregon trust. Mr. Gonzalez was the trustee and sole beneficiary of the Matrix of Life Tech Trust at the time of the transaction.

Eric Watson

Mr. Watson has served as our Chief Operating Officer and as a Director of ours since March 2020, and has founded multiple successful businesses. These include the New York based entertainment company Protozoa Pictures, of which he was a Partner from January 1996 until August 2006; and the Los Angeles based Green Door Hydro and Solar, of which he was a Partner from March 2009 until June 2015. Most recently, he has been a partner in the investment firm West Portal Partners since July 2017, providing strategic and financial advice to a wide range of companies in oil and gas, tech, hemp, agriculture and beverage industries. He has also produced over ten feature films with Warner Brothers, 20th Century Fox, Universal Pictures, Lionsgate and others. Mr. Watson also provided strategic business advisory and brand consultant services during 2019 to Flying Embers, a hard kombucha beverage company based in Ojai, CA. Mr. Watson holds a BA in Broadcast Communication Arts from San Francisco State University and Graduate Studies in Film Production at the American Film Institute.

ITEM 6. EXECUTIVE COMPENSATION.

The following table and related footnotes show the compensation paid during our fiscal year ended December 31, 2020 to our Chief Executive Officer and Chief Operating Officer, who were our only executive officers during such fiscal year.

Name and Principal Position	Year	Salary($)		Stock Awards ($)		All Other Compensation($)	Total($)
Justin Gonzalez	2020	166,667	(1)	$100,000	(2)	-0-	266,667
President, Chief Executive Officer, Secretary, Treasurer
Eric Watson	2020	112,500	(3)	$50,000	(4)	-0-	162,500
Chief Operating Officer

(1)	This salary has been accrued and has not yet been paid.

(2)	We issued Mr. Gonzalez 3,333,333 shares of common stock valued at $0.03 per share upon his entry into his Employment Agreement with us pursuant to the terms thereof.

(3)	The salary owed to Mr. Watson for his services during 2020 was paid in stock on May 5, 2021, subsequent to the end of the fiscal year, by the issuance of 1,224,281 shares of common stock valued at $112,500.

(4)	We issued Mr. Gonzalez 1,666,666 shares of common stock valued at $0.03 per share upon his entry into his Employment Agreement with us pursuant to the terms thereof.

Employment Contracts

We are a party to an Employment Agreement dated March 2, 2020 with Justin Gonzalez pursuant to which he serves as our Chief Executive Officer, President, Secretary, Treasurer and Chairman. The Employment Agreement provides for payment of an annual base salary of $200,000 and has an initial term of five years. Unpaid wages accrue interest at the rate of 6% per annum and may be converted into restricted common stock at fair market value at the time of conversion. In addition, Mr. Gonzalez was issued 3,333,333 shares of common stock pursuant to the terms of the Employment Agreement upon its execution.

We are a party to an Employment Agreement dated March 2, 2020 with Eric Watson pursuant to which he serves as our Chief Operating Officer and a director. The Employment Agreement provides for payment of an annual base salary of $162,000 and has an initial term of five years. Unpaid wages accrue interest at the rate of 6% per annum and may be converted into restricted common stock at fair market value at the time of conversion. In addition, Mr. Gonzalez was issued 1,666,666 shares of common stock pursuant to the terms of the Employment Agreement upon its execution.

Outstanding Equity Awards at Fiscal Year End

We did not have any outstanding options or unvested shares of stock held by our named executive officer as of the end of our fiscal year ended December 31, 2020.

Compensation of Directors

Messrs. Gonzalez and Watson are our only directors, and their compensation is provided above.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Matrix Acquisition; Justin Gonzalez

On March 2, 2020, we purchased all of the assets, and assumed all of the liabilities of Matrix of Life Tech Trust, an Oregon Trust, pursuant to an Asset Purchase Agreement dated February 10, 2020. Mr. Gonzalez was the trustee and sole beneficiary of the Matrix of Life Tech Trust at the time of the transaction. Pursuant to the Asset Purchase Agreement, Mr. Gonzalez was appointed to serve as our Chief Executive Officer and Chairman, and in consideration of the assets, we issued Mr. Gonzalez 50,000 shares of our Preferred Series A Stock valued at $500,000, and 30,000,000 shares of our Common Stock valued at $100,000.

Advances

During the year ended December 31, 2020, Mr. Gonzalez advanced $5,514 to the Company.

During the year ended December 31, 2020, Mr. Watson received advances of $906 from the Company. Such advances have been repaid in full.

License Agreements

We were a party to a License Agreement with Aqueous Precision LLC that was entered into on April 1, 2020 and terminated on December 31, 2020, under which we issued 330,000 shares of Preferred Series A Stock to the President of Aqueous Precision. Mr. Gonzalez is a managing member of, and holds a 31% membership interest in, Aqueous Precision. Mr. Gonzalez is not affiliated with the President of Aqueous Precision.

On April 15, 2021 we entered into to a License Agreement with Eaucentrix LLC, under which we issued 300,000 shares of our Preferred Series A Stock to Eaucentrix LLC. Mr. Gonzalez is a managing member of, and holds a 51% membership interest in, Eaucentrix.

Director Independence

Our board of directors currently consists of two members, Messrs. Gonzalez and Watson, who serve as our executive officers. As a result, we do not have any directors that are “independent” as that term is defined in the applicable rules for companies traded on any national securities exchange.

ITEM 8. LEGAL PROCEEDINGS.

In the ordinary course of business, we may become involved in legal proceedings from time to time. We are not currently party to any legal proceedings, nor are we aware of any material pending legal proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common stock is currently quoted on the OTC Markets’ Pink Open Market under the symbol “BNOW”. Because we are quoted on the OTC Markets, our securities may be less liquid, receive less coverage by security analysts and news media, and generate lower prices than might otherwise be obtained if they were listed on a national securities exchange.

The following table sets forth the high and low closing prices for our common stock for the quarters indicated as reported by OTC Markets. These prices represent quotations between dealers without adjustment for retail mark-up, markdown or commission and may not represent actual transactions.

	2020		2019
	High	Low	High	Low
First Quarter	0.6900	0.1000	0.7500	0.7500
Second Quarter	0.0600	0.1700	0.7000	0.7000
Third Quarter	0.0900	0.0900	0.1000	0.1000
Fourth Quarter	0.0600	0.0200	0.2400	0.2400

	2021
	High	Low
First Quarter	0.13	0.03

Stockholders of Record

As of June 30, 2021, an aggregate of 93,496,429 shares of our common stock were issued and outstanding, which were held by approximately 354 shareholders of record.

Resales under Rule 144

Of our 93,496,429 shares of common stock currently outstanding, 56,427,643 shares of common stock are currently eligible to trade in the public market, and the remaining outstanding shares of our common stock are “restricted securities” as defined in Rule 144 under the Securities Act of 1933, as amended. Restricted securities may be sold in the public market pursuant to exemption from registration under Rule 144, which among other things, requires different holding periods before resale is permitted under the Rule, based on the status of the stockholder as either an affiliate or non-affiliate of the issuer.

Pursuant to Rule 144, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares to be sold for at least six months, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

Pursuant to Rule 144, and subject to the provisions thereof, our remaining outstanding shares of common stock may be sold in the public market as follows:

●	56,427,643 shares of common stock are immediately available for sale in the public market;

●	beginning 90 days after the date this Form 10 becomes effective, 200,031 additional shares of common stock will become eligible for sale in the public market without restriction; and

●	beginning 90 days after the date this Form 10 becomes effective, 36,868,755 additional shares of common stock held by affiliates will become eligible for sale in the public market subject to the volume and manner of sale restrictions of Rule 144 described below.

In general, under Rule 144, our affiliates will be entitled to sell within any three-month period a number of shares that does not exceed 1% of the number of shares of our common stock then outstanding. Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Future sales of large numbers of shares into a limited trading market or the concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it might otherwise be.

Dividends

We have not paid any dividends on our common stock since our inception and we do not anticipate paying dividends on our common stock in the foreseeable future, and currently intend to retain any future earnings to support the development and expansion of our business. The declaration and payment of dividends is subject to the discretion of our board of directors and to certain limitations imposed under Oklahoma statutes. The timing, amount and form of dividends, if any, will depend upon, among other things, our results of operation, financial condition, cash requirements, and other factors deemed relevant by our board of directors.

Equity Compensation Plans

We have no compensation plans under which our equity securities are authorized for issuance.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

The following issuances of equity securities by the Company were exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(a)(2) of the Securities Act of 1933 and/or Rule 506 of Regulation D promulgated thereunder, during the three-year period preceding the date of this Form 10:

Current Fiscal Year Ending December 31, 2021

During the three months ended March 31, 2021, we issued 15,092,546 shares of common stock on conversion of Preferred Series A shares in accordance with the conversion terms.

Fiscal Year Ended December 31, 2020

During the year ended December 31, 2020, we issued 4,999,999 shares of common stock and 1,000 shares of our Series B Preferred Stock to our executive officers, Justin Gonzalez and Eric Watson, pursuant to their employment agreements. In addition, we issued to 50,000 Preferred Series A shares and 30,000,000 shares of Common Stock to Mr. Gonzalez pursuant to the Asset Purchase Agreement with Matrix of Life Tech Trust.

During the year ended December 31, 2020, the holders of convertible notes converted a total of $55,000 of principal into 1,836,653 shares of common stock in accordance with the conversion terms.

During the year ended December 31, 2020, we issued 4,929,270 shares of common stock on conversion of Preferred Series A shares in accordance with the conversion terms.

Fiscal Year Ended December 31, 2019

During the year ended December 31, 2019, we issued 111,349,749 shares of common stock (before giving effect to a subsequent 1-for-1,350 reverse stock split) on conversion of Preferred Series B shares in accordance with the conversion terms.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

As of June 30, 2021, our authorized capital stock consisted of: 529,999,000 shares of common stock, par value $0.0001 per share, of which 93,496,429 shares were issued and outstanding; 20,000,000 shares of Series A Preferred Stock, par value $0.0001 per share, of which 7,145,550 shares were issued and outstanding; and 1,000 of Series B Preferred Stock, all of which are issued and are outstanding.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our articles of incorporation, as amended, which means that the holders of a plurality of the voting shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights

Holders of our common stock do not have preemptive rights, and our common stock is not convertible or redeemable.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Series A Preferred Stock

Each share of Series A Preferred Stock has a stated value of $10.00 and is convertible into that number of shares of common stock equal to $10.00 divided by the closing market price of the common stock on the day of conversion. The Series A Preferred Stock have no voting rights, dividend rights or redemption rights. Upon the liquidation or dissolution of the Company, the shares of Series A Preferred Stock are entitled to receive $10.00 per share.

Series B Preferred Stock

Each share of Series B Preferred Stock has a stated value of $0.0001 and has no rights other than a super-voting right such that the vote of each share of Series B Preferred Stock is equal to four times the votes of all shares of the common stock and all other preferred stock outstanding at the time of any vote or consent of the shareholders regarding any matter submitted to a vote of the shareholders.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company, as an Oklahoma corporation, is empowered by Section 1031 of the Oklahoma General Corporation Act, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) in which such person is made or threatened to be made a party by reason of his being or having been a director, officer, employee or agent of the Company or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. However, in an action by or in the right of the Company, Section 1031 prohibits indemnification if such person is adjudged to be liable to the Company, unless and only to the extent such indemnification is allowed by a court of competent jurisdiction. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise.

The certificate of incorporation of the Company provides that to the fullest extent permitted by law, no director or officer of the Company shall be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director.

A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

BOON INDUSTRIES, INC.
BALANCE SHEETS

	March 31,	December 31,
	2021	2020
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$31,753	$7,192
Inventory	—	6,889
Prepaid expenses	—	128
Total Current Assets	31,753	14,209

Property and equipment, net	91,250	94,000

TOTAL ASSETS	$123,003	$108,209

LIABILITIES
Current Liabilities:
Accounts payable	135,720	136,491
Accrued interest	42,123	27,882
Notes payable, net of discount	528,041	350,260
Related party liabilities	403,520	313,141
Total Current Liabilities	1,109,404	827,774

Non-Current Liabilities
Loans payable	110,000	110,000
Interest payable	28,523	28,190
Total Non-Current Liabilities	138,523	138,190

Total Liabilities	1,247,927	965,964

STOCKHOLDERS’ DEFICIT
Preferred stock, Series A: $0.0001 par value; 20,000,000 shares authorized	696	1,964
6,964,208 shares issued and outstanding at March 31, 2021
19,640,900 shares issued and outstanding at December 31, 2020
Preferred stock, Series B: $0.0001 par value; 1,000 shares authorized	—	—
1,000 shares issued and outstanding at March 31, 2021
1,000 shares issued and outstanding at December 31, 2020
Common stock, $0.0001 par value; 529,999,000 shares authorized	5,717	4,207
57,165,149 shares issued and outstanding at March 31, 2021
42,072,603 shares issued and outstanding at December 31, 2020
Additional paid in capital	5,345,158	4,635,468
Retained earnings	(6,476,495)	(5,499,394)
Total Stockholders’ Deficit	(1,124,924)	(857,755)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$123,003	$108,209

BOON INDUSTRIES, INC.
STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended
	March 31,	March 31,
	2021	2020
Sales	$20,236	$17,099
Cost of sales	12,115	1,562
Gross profit	8,121	15,537

Operating expenses:
Depreciation	2,750	2,750
G&A expenses	113,035	4,062,206
Professional fees	16,364	400
Salaries and wages	90,500	30,167
Total operating expenses	222,649	4,095,523

Loss from operations	(214,528)	(4,079,986)

Other income (expense):
Loss on conversion of debt of preferred shares	(709,932)	—
Interest expense	(52,641)	(6,547)
Total other income (expense)	(762,573)	(6,547)

Net income (loss) before income taxes	(977,101)	(4,086,533)
Income tax expense	—	—
Net income (loss)	$(977,101)	$(4,086,533)

Weighted number of common shares outstanding, basic and diluted	48,090,149	9,858,847
Net loss per common share	$(0.02032)	$(0.41450)

See accompanying notes to the financial statements.

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
For the three months ended March 31, 2021 and 2020
(Unaudited)

	Preferred Stock		Preferred Stock				Additional	Retained	Total
	Series A		Series B		Common Stock		Paid-In	Earnings	Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Equity (Deficit)
Balance at December 31, 2020	19,640,900	$1,964	1,000	$—	42,072,603	$4,207	$4,635,468	$(5,499,394)	$(857,755)

Preferred stock converted to common stock	(174,192)	(18)	—	—	15,092,546	1,510	708,440	—	709,932
Preferred stock cancelled and returned to treasury	(12,502,500)	(1,250)	—	—	—	—	1,250	—	—
Net loss	—	—	—	—	—	—	—	(977,101)	(977,101)
Balance at March 31, 2021	6,964,208	$696	1,000	$—	57,165,149	$5,717	$5,345,158	$(6,476,495)	$(1,124,924)

	Preferred Stock		Preferred Stock				Additional	Accumulated	Total
	Series A		Series B		Common Stock		Paid-In	Earnings	Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Equity (Deficit)
Balance at December 31, 2019	—	$—	—	$—	—	$—	$(13,361)	$3,837	$(9,524)

Capital contributions	—	—	—	—	—	—	198	—	198
Capital distributions	—	—	—	—	—	—	(33)	—	(33)
Effect of merger	367,500	37	1,000	—	30,306,681	3,031	596,932	—	600,000
Net loss	—	—	—	—	—	—	—	—	—
Balance at March 31, 2020	367,500	$37	1,000	$—	30,306,681	$3,031	$583,736	$3,837	$590,641

See accompanying notes to the financial statements.

BOON INDUSTRIES, INC.
STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended
	March 31,	March 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(977,101)	$(4,086,533)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,750	2,750
Amortization of convertible debt discount	28,781	—
Loss on conversion of preferred stock to common stock	709,932	—
Liability for unissued shares due to agreements	—	3,450,000
Decrease (increase) in operating assets
Inventory	6,889	—
Prepaid interest	128	832
Increase (decrease) in operating liabilities
Accounts payable	(771)	—
Accrued interest	14,574	6,485
Net cash (used in) provided by operating activities	(214,818)	(626,466)

Cash flows from investing activities
Effect of merger	—	600,000
Property, plant and equipment, additions	—	—
Property, plant and equipment, reductions	—	—
Net cash (used in) provided by investing activities	—	600,000

Cash flows from financing activities:
Capital contributions	—	198
Capital distributions	—	(33)
Proceeds from convertible debt	149,000	—
Related party liabilities	90,379	30,229
Net cash (used in) provided for financing activities	239,379	30,394

Net increase (decrease) in cash	24,561	3,928

Cash, beginning of period	7,192	2,439
Cash, end of period	$31,753	$6,367

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$—	$—
Cash paid for interest	$2,502	$2,500

See accompanying notes to the financial statements

BOON INDUSTRIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

March 31, 2021

(Unaudited)

NOTE 1 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

 Boon Industries, Inc. (“Boon,” the “Company,” “we”) is an innovative bioscience company that has developed unique chemical solutions for the agricultural, food and beverage, hospitality, and medical industries. DiOx+, our flagship product, is a disinfectant sterilizer that kills harmful pathogens without dangerous toxic exposure to the user or the environment. DiOx+ is an activated chlorine dioxide (Cl02) broad spectrum disinfectant that protects the environment and human health from viruses, bacteria and harmful by-products left by other cleaning sanitizers, without a harsh smell or skin irritation. DiOx+ is effective against aerobic and non-aerobic bacteria, viruses, molds, fungi, algae, protozoa and spores.

Our proprietary chemical formulas and processes make DiOx+ ideal for sterilizing mission critical, high value medical equipment and disinfecting air and surfaces in laboratory and hospital environments. DiOx+ helps protect agricultural crops from disease, can be used in water treatment systems, and helps reduce operational costs in warehousing, distribution centers, and ecommerce support facilities.

We manufacture DiOx+ in the U.S. at our production facility located in Grass Valley, California. We also manufacture customized “white label” products for the food and beverage industry at facilities we lease in Grants Pass, Oregon.

Financial Statement Presentation

The audited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Reclassification

Certain prior period amounts have been reclassified to conform to current period presentation.

Fiscal Year End

The Company has selected December 31 as its fiscal year end.

Use of Estimates

The preparation of the Company’s financial statements in conformity with generally accepted accounting principles of United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase to be cash equivalents.

COVID-19

The Company began seeing the impact of the COVID-19 pandemic on its business in early March 2020.  The direct financial impact of the pandemic has primarily shown in significantly reduced production. In addition to these direct financial impacts, COVID-19 related safety measures resulted in a reduction of productivity. The Company will continue to assess and manage this situation and will provide a further update in each quarterly earnings release, to the extent that the effects of the COVID-19 pandemic are then known more clearly.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount that management expects to collect from outstanding balances. Bad debts and allowances are provided based on historical experience and management’s evaluation of outstanding accounts receivable. Management evaluates past due or delinquency of accounts receivable based on the open invoices aged on due date basis. The allowance for doubtful accounts at March 31, 2021 and December 31, 2020 is $0.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are carried at amortized cost and represent liabilities for goods and services provided to the Company prior to the end of the fiscal year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.

Basic and Diluted Loss Per Share

In accordance with ASC Topic 280 – “Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

Inventories

Inventories are stated at the lower of cost, computed using the first-in, first-out method and net realizable value. Any adjustments to reduce the cost of inventories to their net realizable value are recognized in earnings in the current period.

Income Taxes

The Company records deferred taxes in accordance with FASB ASC No. 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rules on deferred tax assets and liabilities is recognized in operations in the year of change. A valuation allowance is recorded when it is “more likely-than-not” that a deferred tax asset will not be realized.

Financial Instruments

Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing asset the asset volatility not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including our own credit risk.

In addition to defining fair value, the standard expands the disclosure requirements around the value and establishing a fair value hierarchy for valuation inputs is expanded. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring the value are observable in the market. Each fair value measurement is reported in one of the three levels and which is determined by the lowest level input that is significant for the fair Value measurement in its entirely.

These levels are:

Level 1 – Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 – Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in market that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying amounts of the Company’s financial instruments (which are described above) as of March 31, 2021 are as follows:

	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$31,753	$—	$—	$31,753
$100,000 Loan Payable	(119,149)	—	—	(119,149)
$10,000 Loan Payable	—	(19,374)	—	(19,374)
$110,000 Note Payable	—	(65,457)	—	(65,457)
$150,000 Note Payable	—	(167,408)	—	(167,408)
$40,000 Note Payable	—	—	(40,721)	(40,721)
$20,000 Note Payable	—	—	(20,063)	(20,063)
$45,000 Note Payable	—	—	(43,422)	(43,422)
$25,000 Note Payable	—	—	(21,027)	(21,027)
$20,000 Note Payable	—	—	(14,668)	(14,668)
$30,000 Note Payable	—	—	(21,658)	(21,658)
$15,000 Note Payable	—	—	(11,852)	(11,852)
$64,000 Note Payable	—	—	(49,497)	(49,497)
$40,000 Note Payable	—	—	(28,592)	(28,592)
$50,000 Note Payable	—	—	(33,630)	(33,630)
$15,000 Note Payable	—	—	(10,837)	(10,837)
$20,000 Note Payable	—	—	(15,518)	(15,518)
$35,000 Note Payable	—	—	(25,814)	(25,814)
	$(87,396)	$(252,239)	$(337,299)	$(676,934)

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As of March 31, 2021, the Company has a stockholders’ deficit of $1,124,924 since its inception, working capital deficit of $1,077,651, negative cash flows from operations, and has limited business operations, which raises substantial doubt about the Company’s ability to continue as going concern. The ability of the Company to meet its commitments as they become payable is dependent on the ability of the Company to obtain necessary financing or achieving a profitable level of operations. There is no assurance the Company will be successful in achieving these goals.

The Company does not have sufficient cash to fund its desired research and development objectives for its augmented/virtual reality product development for the next 12 months. The Company has arranged financing and intends to utilize the cash received to fund its projects. The Company plans to seek additional financing if necessary, in private or public equity offering(s) to secure future funding for operations. There can be no assurance the Company will be successful in raising additional funding. If the Company is not able to secure additional funding, the implementation of the Company’s business plan will be impaired. There can be no assurance that such additional financing will be available to the Company on acceptable terms or at all.

These financial statements do not give effect to adjustments to the amounts and classification to assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at March 31, 2021 and December 31, 2020:

	March 31,	December 31,
	2021	2020
Emulsification Equipment	$150,000	$150,000
Truck	10,000	10,000
	160,000	160,000
Less accumulated depreciation	(68,750)	(66,000)
	$91,250	$94,000

NOTE 4 – CONVERTIBLE NOTES PAYABLE

As of March 31, 2021 and December 31, 2020, notes payable were comprised of the following:

	Original	Original	Due	Interest	Conversion	March 31,	December 31,
	Note Amount	Note Date	Date	Rate	Rate	2021	2020
C Group #1	20,000	3/4/2021	3/4/2022	10%	Variable	20,000	—
C Group #2	35,000	3/9/2021	3/9/2022	10%	Variable	35,000	—
La Jolla IPO	110,000	12/10/2019	12/10/2020	12%	Variable	55,000	55,000
Optempus #1	40,000	6/2/2020	6/2/2021	10%	Variable	40,000	40,000
Optempus #2	20,000	7/10/2020	7/10/2021	10%	Variable	20,000	20,000
Optempus #3	45,000	8/31/2020	8/31/2021	10%	Variable	45,000	45,000
Optempus #4	25,000	10/6/2020	10/6/2021	10%	Variable	25,000	25,000
Optempus #5	20,000	11/9/2020	11/9/2021	10%	Variable	20,000	20,000
Optempus #6	30,000	11/16/2020	11/16/2021	10%	Variable	30,000	30,000
Optempus #7	15,000	12/17/2020	12/17/2021	10%	Variable	15,000	15,000
Optempus #8	64,000	1/14/2021	1/14/2022	10%	Variable	64,000	—
Optempus #9	40,000	1/21/2021	1/21/2022	10%	Variable	40,000	—
Optempus #10	50,000	2/6/2021	2/6/2022	10%	Variable	50,000	—
Optempus #11	15,000	2/12/2021	2/12/2022	10%	Variable	15,000	—
V Group	150,000	12/12/2019	12/12/2020	12%	Variable	150,000	150,000
						$624,000	$400,000
Financing costs/Original issue discount						(95,959)	(49,740)
Notes payable, net of discount						$528,041	$350,260

Accrued interest						$42,123	$27,882

On March 4, 2021, the Company issued a Convertible Promissory Note to C Group LLC, of which $15,000 was received in cash and $5,000 was recorded as an original issue discount. The note bears interest of 10%, matures on March 4, 2022, and is convertible into common stock at a price equal to 58% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date. As of March 31. 2021, the Company has amortized $370 of the original discount to the statement of operations. As of March 31. 2021, the principal balance was $20,000 with accrued interest of $148 and reflected an original issue discount of $(4,630).

On March 9, 2021, the Company issued a Convertible Promissory Note to C Group LLC, of which $25,000 was received in cash and $10,000 was recorded as an original issue discount. The note bears interest of 10%, matures on March 9, 2022, and is convertible into common stock at a price equal to 58% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date. As of March 31. 2021, the Company has amortized $603 of the original discount to the statement of operations. As of March 31. 2021, the principal balance was $35,000 with accrued interest of $211 and reflected an original issue discount of $(9,397).

On December 10, 2019, the Company entered a settlement agreement and issued a replacement note to La Jolla IPO Inc. (“La Jolla”). The replacement note has a principal amount of $110,000.00 and bears interest at the rate of 8%. La Jolla originally acquired this debt from V Group, Inc. on April 6, 2018. During the year ended December 31, 2020, the Company issued 1,836,653 common shares upon the conversion of principal in the amount of $55,000. As of March 31. 2021, the principal balance of this note was $55,000 with accrued interest of $10,457.

On June 2, 2020, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $25,000 was received in cash and $15,000 was recorded as an original issue discount. The note bears interest of 10%, matures on June 2, 2021, and is convertible into common stock at a price equal to 60% multiplied by the average of the two lowest trading prices during the 20-day trading period on the trading day prior to the conversion date. As of March 31. 2021, the Company has amortized $12,411 of the original issue discount to the statement of operations. As of March 31. 2021, the principal balance was $40,000, with accrued interest of $3,310, and reflected an original issue discount of $(2,589).

On July 10, 2020, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $15,000 was received in cash and $5,000 was recorded as an original issue discount. The note bears interest of 10%, matures on July 10, 2021, and is convertible into common stock at a price equal to 62% multiplied by the average of the two lowest trading prices during the 20-day trading period on the trading day prior to the conversion date. As of March 31. 2021, the Company has amortized $3,616 of the original issue discount to the statement of operations. As of March 31. 2021, the principal balance was $20,000, with accrued interest of $1,447, and reflected an original issue discount of $(1,384).

On August 31, 2020, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $35,000 was received in cash and $10,000 was recorded as an original issue discount. The note bears interest of 10%, matures on August 31, 2021, and is convertible into common stock at a price equal to 50% multiplied by the average of the two lowest trading prices during the 20-day trading period on the trading day prior to the conversion date. As of March 31. 2021, the Company has amortized $5,808 of the original issue discount to the statement of operations. As of March 31. 2021, the principal balance was $45,000, with accrued interest of $2,614, and reflected an original issue discount of $(4,192).

On October 6, 2020, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $15,000 was received in cash and $10,000 was recorded as an original issue discount. The note bears interest of 10%, matures on October 6, 2021, and is convertible into common stock at a price equal to 50% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date. As of March 31. 2021, the Company has amortized $4,822 of the original discount to the statement of operations. As of March 31. 2021, the principal balance was $25,000 with accrued interest of $1,205 and reflected an original issue discount of $(5,178).

On November 9, 2020, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $10,000 was received in cash and $10,000 was recorded as an original issue discount. The note bears interest of 10%, matures on November 9, 2021, and is convertible into common stock at a price equal to 60% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date. As of March 31. 2021, the Company has amortized $3,890 of the original discount to the statement of operations. As of March 31. 2021, the principal balance was $20,000 with accrued interest of $778 and reflected an original issue discount of $(6,110).

On November 16, 2020, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $15,000 was received in cash and $15,000 was recorded as an original issue discount. The note bears interest of 10%, matures on November 16, 2021, and is convertible into common stock at a price equal to 60% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date. As of March 31. 2021, the Company has amortized $5,548 of the original discount to the statement of operations. As of March 31. 2021, the principal balance was $30,000 with accrued interest of $1,110 and reflected an original issue discount of $(9,452).

On December 17, 2020, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $10,000 was received in cash and $5,000 was recorded as an original issue discount. The note bears interest of 10%, matures on December 17, 2021, and is convertible into common stock at a price equal to 60% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date. As of March 31. 2021, the Company has amortized $1,425 of the original discount to the statement of operations. As of March 31. 2021, the principal balance was $15,000 with accrued interest of $427 and reflected an original issue discount of $(3,575).

On January 14, 2021, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $44,000 was received in cash and $20,000 was recorded as an original issue discount. The note bears interest of 10%, matures on January 14, 2022, and is convertible into common stock at a price equal to 58% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date. As of March 31. 2021, the Company has amortized $4,164 of the original discount to the statement of operations. As of March 31. 2021, the principal balance was $64,000 with accrued interest of $1,333 and reflected an original issue discount of $(15,836).

On January 21, 2021, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $25,000 was received in cash and $15,000 was recorded as an original issue discount. The note bears interest of 10%, matures on January 21, 2022, and is convertible into common stock at a price equal to 58% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date. As of March 31. 2021, the Company has amortized $2,836 of the original discount to the statement of operations. As of March 31. 2021, the principal balance was $40,000 with accrued interest of $756 and reflected an original issue discount of $(12,164).

On February 6, 2021, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $30,000 was received in cash and $20,000 was recorded as an original issue discount. The note bears interest of 10%, matures on February 6, 2022, and is convertible into common stock at a price equal to 58% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date. As of March 31. 2021, the Company has amortized $2,904 of the original discount to the statement of operations. As of March 31. 2021, the principal balance was $50,000 with accrued interest of $726 and reflected an original issue discount of $(17,096).

On February 12, 2021, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $10,000 was received in cash and $5,000 was recorded as an original issue discount. The note bears interest of 10%, matures on February 12, 2022, and is convertible into common stock at a price equal to 58% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date. As of March 31. 2021, the Company has amortized $644 of the original discount to the statement of operations. As of March 31. 2021, the principal balance was $15,000 with accrued interest of $193 and reflected an original issue discount of $(4,356).

On December 12, 2019, the Company entered into a settlement agreement with V Group Inc. in the amount of $150,000 with interest of 8%. As of March 31. 2021, the principal balance was of this loan was $150,000 with accrued interest of $17,408.

As of March 31, 2021, the Company has not attained profitable operations and is dependent upon obtaining financing to pursue any extensive acquisitions and activities.

NOTE 5 – RELATED PARTY TRANSACTIONS

Mr. Justin Gonzalez, Chief Executive Officer, President, Secretary, Treasurer, and Director

On March 2, 2020, the Company appointed Justin Gonzalez as Chief Executive Officer, President, Secretary, Treasurer, and Director of the Company. The Company and Mr. Gonzalez entered into an Employee Agreement that includes an annual salary of $200,000 and $100,000 to be issued in common stock. Unpaid wages will accrue interest at 6% per annum and may be converted to restricted common stock at fair market value at the time of conversion. The Company issued 3,333,333 shares of common stock, valued at $666,667 based on the market value of the shares on the date of issuance, and the Company recorded a loss on settlement of debt of $666,667 to the statement of operations. During the three months ended March 31, 2021, the Company accrued wages of $50,000 and interest of $3,728.

Mr. Eric Watson, Chief Operating Officer and Director

On March 2, 2020, the Company appointed Eric Watson as Chief Operating Officer and a Director of the Company. The Company and Mr. Watson entered into an Employee Agreement that includes an annual salary of $162,000 and $50,000 to be issued in common stock. Unpaid wages will accrue interest at 6% per annum and may be converted to restricted common stock at fair market value at the time of conversion. The Company issued 1,666,666 shares of common stock, valued at $333,333 based on the market value of the shares on the date of issuance, and the Company recorded a loss on settlement of debt of $283,333 to the statement of operations. During the three months ended March 31, 2021, the Company accrued wages of $40,500 and interest of $3,056, and recorded payments of $35.

NOTE 6 – LONG TERM LIABILITIES

As of March 31, 2021 and December 31, 2020, long term debt was comprised of the following:

	Original	Original	Due	Interest	March 31,	December 31,
	Note Amount	Note Date	Date	Rate	2021	2020
Carolyn Hamburger	100,000	12/12/2014	12/12/2019	10%	100,000	100,000
Doris Notter	10,000	12/31/2014	12/31/2019	15%	10,000	10,000
					$110,000	$110,000
Accrued interest					28,523	28,190
Notes payable, net of discount					$138,523	$138,190

On December 12, 2014, the Company’s predecessor Matrix received a $100,000 loan from Carolyn Hamburger at 10% interest evidenced by a note for $100,000 issued by Matrix. The note matured December 12, 2019, is in default, and is secured by the Company’s emulsification equipment acquired in the Matrix Acquisition. This Note does not convert into securities of the Company. As of March 31, 2021, the principal balance was $100,000 with interest $19,149.

On December 31, 2014, Matrix received a $10,000 unsecured loan from Doris Notter at 15% interest. The loan matured December 31, 2019. As of March 31, 2021, the principal balance was of $10,000 with interest of $9,374. This note is currently in default.

NOTE 7 – PREFERRED STOCK

Series A

On March 2, 2020, the Company filed an amendment to the Oklahoma Certificate of Designation to increase the Series A Convertible Preferred Stock, with a par value of $0.001 to 20,000,000 shares authorized. As per the certificate of designation the Series A is convertible to common stock at the price of common on the day of conversion.

On March 2, 2020, the Company issued 50,000 shares of Preferred Series A shares to Justin Gonzalez valued at $500,000, pursuant to the Asset Purchase Agreement dated March 2, 2020. The shares are convertible pursuant the conversion rights as specified in the Articles of Incorporation and Certificate of Designation for the Company.

On May 13, 2020, the Company issued 300,000 shares of Series A Preferred Stock, valued at $3,000,000 to Anthony Super, the President of C Group, Inc., pursuant to the terms of an exclusive distribution agreement entered into between the Company and C Group, Inc.

On May 13, 2020, the Company issued 330,000 shares of Series A Preferred Stock, valued at $3,300,000 to Pamala Wilson, the President of Aqueous Precision, LLC, pursuant to the terms of an exclusive distribution agreement entered into between the Company and Aqueous Precision, LLC.

On December 30, 2020, The Exclusive License Agreement dated April 1, 2020, between the Company and Aqueous Precision was terminated by Aqueous Precision. On December 30, 2020, in connection with such termination, the 330,000 shares of Series A Preferred Stock that had been issued to Pamala Wilson, the President of Aqueous Precision, were returned to treasury.

During the year ended December 31, 2020, 29,100 shares of Series A Preferred stock were converted to 4,929,270 common shares in accordance with the conversion terms.

During the three months ended March 31, 2021, 174,192 shares of Series A Preferred stock were converted to 15,092,546 common shares in accordance with the conversion terms. The issuances resulted in a loss on conversion of $709,932 which was recorded to the statement of operations.

As of March 31, 2021, 20,000,000 Series A Preferred shares were authorized, of which 6,964,208 Series A shares were issued and outstanding.

Series B

On March 2, 2020, the Company filed an amendment to its Oklahoma Certificate of Designation to reduce Series B Preferred Stock, with a par value of $0.001 and to 1,000 shares authorized.

On March 2, 2020, Justin Gonzalez was issued 1,000 Preferred Series B Control Shares, pursuant to the Asset Purchase Agreement dated March 2, 2020.

As of March 31, 2021, 1,000 Series B Preferred shares were authorized, of which 1,000 shares were issued and outstanding.

NOTE 8 – COMMON STOCK

On March 2, 2020, the Company issued 30,000,000 shares of common stock to Justin Gonzalez, valued at $100,000, pursuant to the Asset Purchase Agreement dated March 2, 2020.

During the year ended December 31, 2020, 4,999,999 shares of common stock were issued to pursuant to employee agreements for $150,000 in services. The shares were valued at $1,000,000 based on the market price on the date of issuance, and the Company recorded a loss on settlement of debt of $850,000 to the statement of operations.

During the year ended December 31, 2020, the holders of convertible notes converted a total of $55,000 of principal into 1,836,653 shares of common stock in accordance with the conversion terms.

During the year ended December 31, 2020, 29,100 shares of Series A Preferred stock were converted to 4,929,270 common shares in accordance with the conversion terms.

During the three months ended March 31, 2021, 174,192 shares of Series A Preferred stock were converted to 15,092,546 common shares in accordance with the conversion terms. The issuances resulted in a loss on conversion of $709,932 which was recorded to the statement of operations.

As of March 31, 2021, 529,999,000 shares were authorized, of which 57,165,149 shares are issued and outstanding.

NOTE 9 – INCOME TAX

Deferred income taxes are determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company’s assets and liabilities. Deferred income taxes are measured based on the tax rates expected to be in effect when the temporary differences are included in the Company’s tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

The deferred tax asset and the valuation allowance consist of the following at March 31, 2021:

March 31,
2021
Net operating loss	$891,359
Statutory rate	21%
Expected tax recovery	187,185
Change in valuation allowance	(187,185)
Income tax provision	$—

Components of deferred tax asset:
Non-capital tax loss carry-forwards	187,185
Less: valuation allowance	(187,185)
Net deferred tax asset	$—

As of the date of this filing, the Company is current in filing their tax returns. The last return filed by the Company was December 31, 2020, and the Company has not accrued any potential penalties or interest from that period forward.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Employee Agreements

Mr. Justin Gonzalez, Chief Executive Officer, President, Secretary, Treasurer, and Director

On March 2, 2020, the Company appointed Justin Gonzalez as Chief Executive Officer, President, Secretary, Treasurer, and Director of the Company. The Company and Mr. Gonzalez entered into an Employee Agreement that includes an annual salary of $200,000. Unpaid wages will accrue interest at 6% per annum and may be converted to restricted common stock at fair market value at the time of conversion. During the three months ended March 31, 2021, the Company accrued wages of $50,000 and interest of $3,728.

Mr. Eric Watson, Chief Operating Officer and Director

On March 2, 2020, the Company appointed Eric Watson as Chief Operating Officer and a Director of the Company. The Company and Mr. Watson entered into an Employee Agreement that includes an annual salary of $162,000. Unpaid wages will accrue interest at 6% per annum and may be converted to restricted common stock at fair market value at the time of conversion. During the three months ended March 31, 2021, the Company accrued wages of $40,500 and interest of $3,056.

Lease

On January 1, 2020, the Company entered into a commercial lease for approximately 7,800 square feet of space, located in the Wolf Creek Industrial Building at 110 Spring Hill Dr. #16 Grass Valley, CA 95945. The lease has a term of five years, from January 1, 2020 through December 31, 2025, with a monthly rent of $4,000. The Company also leases a product production and water bottling facility in Grants Pass, Oregon on a month-to-month basis at a cost of $2,000 per month.

NOTE 11 – SUBSEQUENT EVENTS

Agreements

On April 1, 2021, the Company entered into an Contractor Agreement with Daren Correll for a monthly salary of $14,000, of which, $4,000 will be paid in cash and $10,000 will be issued in Series A Preferred Stock. Pursuant to the agreement, the Company issued 4,400 shares of Series A Preferred Stock, valued at $44,000 and recorded $10,000 in fees for services rendered prior to the agreement.

On April 15, 2021, the Company entered into an Exclusive Technology License Agreement with Eaucentrix LLC. Pursuant to the agreement, the Company issued 300,000 shares of Series A Preferred Stock, valued at $3,000,000. In addition, the Company will pay Eaucentrix a royalty of 5% of commercial sales that contain the Proprietary Formula, which includes the processes, methods, compositions, tools, and equipment useful for formulating, processing and producing a chlorine dioxide product.

On May 1, 2021, the Company entered into a Service Agreement with Integrity Media, Inc. The Company has agreed to pay Integrity Media, Inc a fee of $4,000 per month for investor relation services for the period of May 1, 2021 to November 1, 2021. Pursuant to the agreement, the Company issued 8,400 shares of Series A Preferred Stock, valued at $84,000.

Notes Payable

On April 5, 2021, the Company issued a Convertible Promissory Note to C Group LLC, of which $25,000 was received in cash and $10,000 was recorded as an original issue discount. The note bears interest of 10%, matures on April 5, 2022, and is convertible into common stock at a price equal to 58% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date.

On April 15, 2021, the Company issued a Convertible Promissory Note to C Group LLC, of which $25,000 was received in cash and $10,000 was recorded as an original issue discount. The note bears interest of 10%, matures on April 15, 2022, and is convertible into common stock at a price equal to 58% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date.

On April 21, 2021, the Company issued a Convertible Promissory Note to C Group LLC, of which $25,000 was received in cash and $10,000 was recorded as an original issue discount. The note bears interest of 10%, matures on April 21, 2022, and is convertible into common stock at a price equal to 58% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date.

On June 1, 2021, the Company issued a Convertible Promissory Note to C Group LLC, of which $25,000 was received in cash and $10,000 was recorded as an original issue discount. The note bears interest of 10%, matures on June 1, 2022, and is convertible into common stock at a price equal to 58% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date.

On June 14, 2021, the Company issued a Convertible Promissory Note to C Group LLC, of which $25,000 was received in cash and $10,000 was recorded as an original issue discount. The note bears interest of 10%, matures on June 14, 2022, and is convertible into common stock at a price equal to 58% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date.

Subsequent Issuances

On April 5, 2021, the holder of 10,000 of Series A Preferred Stock converted such shares into 2,500,000 shares of common stock.

On April 9, 2021, the holder of 20,000 of Series A Preferred Stock converted such shares into 2,000,000 shares of common stock.

On April 15, 2021, 300,000 shares of Series A Preferred Stock were issued pursuant to a license agreement.

On April 21, 2021, the holder of 4,725 of Series A Preferred Stock converted such shares into 700,000 shares of common stock.

On May 4, 2021, the holder of 20,000 of Series A Preferred Stock converted such shares into 2,758,621 shares of common stock.

On May 25, 2021, the holder of 2,080 of Series A Preferred Stock converted such shares into 500,000 shares of common stock.

On May 26, 2021, the holder of 7,500 of Series A Preferred Stock converted such shares into 3,000.000 shares of common stock.

On June 2, 2021, the holder of 7,500 of Series A Preferred Stock converted such shares into 4,175,000 shares of common stock.

On June 8, 2021, the holder of 27,500 of Series A Preferred Stock converted such shares into 6,979,695 shares of common stock.

On June 11, 2021, the holder of 2,244 of Series A Preferred Stock converted such shares into 680,000 shares of common stock.

On June 22, 2021, the holder of 4,659 of Series A Preferred Stock converted such shares into 1,527,541 shares of common stock.

On June 24, 2021, the holder of 5,750 of Series A Preferred Stock converted such shares into 2,875,000 shares of common stock.

On June 25, 2021, 4,400 shares of Series A Preferred Stock were issued pursuant to an employee agreement.

On June 25, 2021, 8,400 shares of Series A Preferred Stock were issued pursuant to a service agreement.

On June 25, 2021, 1,868,756 common shares were issued to settle liabilities of $171,720.

On June 29, 2021, the holder of 15,500 of Series A Preferred Stock converted such shares into 5,166,667 shares of common stock.

On June 30, 2021, the holder of 4,000 of Series A Preferred Stock converted such shares into 1,600,000 shares of common stock.

The Company has evaluated subsequent events pursuant to ASC Topic 855 and has determined that there are no additional subsequent events to disclose.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Boon Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Boon Industries, Inc. as of December 31, 2020 and 2019, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company’s auditor since 2020

Lakewood, CO

August 12, 2021

BOON INDUSTRIES, INC.

BALANCE SHEETS

As of December 31, 2020 and 2019

	December 31,	December 31,
	2020	2019
ASSETS
Current Assets:
Cash and cash equivalents	$7,192	$2,439
Inventory	6,889	1,668
Prepaid expenses	128	—
Total Current Assets	14,209	4,107

Property and equipment, net	94,000	105,000

TOTAL ASSETS	$108,209	$109,107

LIABILITIES
Current Liabilities:
Accounts payable	136,491	—
Accrued interest	27,882	1,131
Notes payable, net of discount	350,260	260,000
Related party liabilities	313,141	—
Total Current Liabilities	827,774	261,131

Non-Current Liabilities
Loans payable	110,000	110,000
Interest payable	28,190	27,500
Total Non-Current Liabilities	138,190	137,500

Total Liabilities	965,964	398,631

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, Series A: $0.0001 par value; 20,000,000 shares authorized 19,640,900 shares issued and outstanding at December 31, 2020 0 shares issued and outstanding at December 31, 2019	1,964	—
Preferred stock, Series B: $0.0001 par value; 1,000 shares authorized 1,000 shares issued and outstanding at December 31, 2020 0 shares issued and outstanding at December 31, 2019	—	—
Common stock, $0.0001 par value; 529,999,000 shares authorized 42,072,603 shares issued and outstanding at December 31, 2020 0 shares issued and outstanding at December 31, 2019	4,207	—
Additional paid in capital	4,635,468	(13,361)
Retained earnings	(5,499,394)	(276,163)
Total Stockholders' Equity (Deficit)	(857,755)	(289,524)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$108,209	$109,107

The accompanying notes are an integral part of these financial statements

BOON INDUSTRIES, INC.

STATEMENT OF OPERATIONS

For the years ended December 31, 2020 and 2019

	December 31,	December 31,
	2020	2019
Sales	$60,157	$81,456
Cost of sales	18,441	15,514
Gross profit	41,716	65,942

Operating expenses:
Depreciation	11,000	11,000
G&A expenses	3,920,567	72,317
Professional fees	116,304	600
Salaries and wages	301,667	—
Total operating expenses	4,349,538	83,917

Loss from operations	(4,307,822)	(17,975)

Other income (expense):
Loss on disposal of asset	—	(260,000)
Loss on settlement of debt	(850,000)	—
Interest expense	(65,409)	(12,689)
Total other income (expense)	(915,409)	(272,689)

Net income (loss) before income taxes	(5,223,231)	(290,664)
Income tax expense	—	—
Net income (loss)	$(5,223,231)	$(290,664)

Weighted number of common shares outstanding, basic and diluted	29,515,387	—
Net loss per common share	$(0.17697)	$—

The accompanying notes are an integral part of these financial statements

BOON INDUSTRIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

For the years ended December 31, 2020 and 2019

	Preferred Stock		Preferred Stock				Additional	Retained	Total
	Series A		Series B		Common Stock		Paid-In	Earnings	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Equity (Deficit)
Balance at December 31, 2018	—	$—	—	$—	—	$—	$(10,465)	$14,501	$4,036

Contributed capital	—	—	—	—	—	—	(2,896)	—	(2,896)
Net loss	—	—	—	—	—	—	—	(290,664)	(290,664)
Balance at December 31, 2019	—	$—	—	$—	—	$—	$(13,361)	$(276,163)	$(289,524)

Parent subsidiary formation	19,670,000	1,967	1,000	—	30,306,681	3,031	3,595,002	—	3,600,000
Conversion of debt to common stock	—	—	—	—	1,836,653	183	54,817	—	55,000
Preferred stock converted to common stock	(29,100)	(3)	—	—	4,929,270	493	(490)	—	—
Shares issued for services	—	—	—	—	4,999,999	500	999,500	—	1,000,000
Net loss	—	—	—	—	—	—	—	(5,223,231)	(5,223,231)
Balance at December 31, 2020	19,640,900	$1,964	1,000	$—	42,072,603	$4,207	$4,635,468	$(5,499,394)	$(857,755)

The accompanying notes are an integral part of these financial statements

BOON INDUSTRIES, INC.

STATEMENT OF CASH FLOWS

For the years ended December 31, 2020

	December 31,	December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(5,223,231)	$(290,664)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,000	11,000
Amortization of convertible debt discount	20,260	—
Common stock issued for services	150,000	—
Loss on debt settlement	850,000	—
Decrease (increase) in operating assets
Inventory	(6,889)	—
Prepaid interest	1,540	(1,668)
Increase (decrease) in operating liabilities
Accounts payable	136,491	—
Accrued interest	27,441	15,131
Net cash (used in) provided by operating activities	(4,033,388)	(266,201)

Cash flows from investing activities
Parent subsidiary formation	3,600,000	—
Net cash (used in) provided by investing activities	3,600,000	—

Cash flows from financing activities:
Proceeds from convertible debt	125,000	—
Proceeds from loans payable	—	267,500
Related party liabilities	313,141	(2,896)
Net cash (used in) provided for financing activities	438,141	264,604

Net increase (decrease) in cash	4,753	(1,597)

Cash, beginning of period	2,439	4,036
Cash, end of period	$7,192	$2,439

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$—	$—
Cash paid for interest	$9,174	$—

The accompanying notes are an integral part of these financial statements

BOON INDUSTRIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2020

NOTE 1 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

Boon Industries, Inc. (“Boon,” the “Company,” “we,” “us” and “our”) is an innovative bioscience company that has developed unique chemical solutions for the agricultural, food and beverage, hospitality, and medical industries. DiOx+, our flagship product, is a disinfectant sterilizer that kills harmful pathogens without dangerous toxic exposure to the user or the environment. DiOx+ is an activated chlorine dioxide (Cl02) broad spectrum disinfectant that protects the environment and human health from viruses, bacteria and harmful by-products left by other cleaning sanitizers, without a harsh smell or skin irritation. DiOx+ is effective against aerobic and non-aerobic bacteria, viruses, molds, fungi, algae, protozoa and spores.

Our proprietary chemical formulas and processes make DiOx+ ideal for sterilizing mission critical, high value medical equipment and disinfecting air and surfaces in laboratory and hospital environments. DiOx+ helps protect agricultural crops from disease, can be used in water treatment systems, and helps reduce operational costs in warehousing, distribution centers, and ecommerce support facilities.

We manufacture DiOx+ in the U.S. at our production facility located in Grass Valley, California. We also manufacture customized “white label” products for the food and beverage industry at facilities we lease in Grants Pass, Oregon. The audited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Reclassification

Certain prior period amounts have been reclassified to conform to current period presentation.

Fiscal Year End

The Company has selected December 31 as its fiscal year end.

Use of Estimates

The preparation of the Company’s financial statements in conformity with generally accepted accounting principles of United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase to be cash equivalents.

COVID-19

The Company began seeing the impact of the COVID-19 pandemic on its business in early March 2020. The direct financial impact of the pandemic has primarily shown in significantly reduced production. In addition to these direct financial impacts, COVID-19 related safety measures resulted in a reduction of productivity. The Company will continue to assess and manage this situation and will provide a further update in each quarterly earnings release, to the extent that the effects of the COVID-19 pandemic are then known more clearly.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount that management expects to collect from outstanding balances. Bad debts and allowances are provided based on historical experience and management’s evaluation of outstanding accounts receivable. Management evaluates past due or delinquency of accounts receivable based on the open invoices aged on due date basis. The allowance for doubtful accounts at December 31, 2020 and December 31, 2019 is $0.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are carried at amortized cost and represent liabilities for goods and services provided to the Company prior to the end of the fiscal year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.

Basic and Diluted Loss Per Share

In accordance with ASC Topic 280 – “Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

Inventories

Inventories are stated at the lower of cost, computed using the first-in, first-out method and net realizable value. Any adjustments to reduce the cost of inventories to their net realizable value are recognized in earnings in the current period.

Income Taxes

The Company records deferred taxes in accordance with FASB ASC No. 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rules on deferred tax assets and liabilities is recognized in operations in the year of change. A valuation allowance is recorded when it is “more likely-than-not” that a deferred tax asset will not be realized.

Financial Instruments

Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing asset the asset volatility not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including our own credit risk.

In addition to defining fair value, the standard expands the disclosure requirements around the value and establishing a fair value hierarchy for valuation inputs is expanded. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring the value are observable in the market. Each fair value measurement is reported in one of the three levels and which is determined by the lowest level input that is significant for the fair Value measurement in its entirely.

These levels are:

Level 1 – Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 – Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in market that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying amounts of the Company’s financial instruments (which are described above) as of December 31, 2020 are as follows:

	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$7,182	$—	$—	$7,182
$100,000 Loan Payable	(119,185)	—	—	(119,185)
$10,000 Loan Payable	—	(19,005)	—	(19,005)
$110,000 Note Payable	—	(63,830)	—	(63,830)
$150,000 Note Payable	—	(162,970)	—	(162,970)
$40,000 Note Payable	—	—	(36,035)	(36,035)
$20,000 Note Payable	—	—	(18,337)	(18,337)
$45,000 Note Payable	—	—	(39,846)	(39,846)
$25,000 Note Payable	—	—	(17,945)	(17,945)
$20,000 Note Payable	—	—	(11,710)	(11,710)
$30,000 Note Payable	—	—	(17,219)	(17,219)
$15,000 Note Payable	—	—	(10,250)	(10,250)
	$(112,003)	$(245,805)	$(151,342)	$(509,150)

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As of December 31, 2020, the Company has a stockholders’ deficit of $857,755 since its inception, working capital deficit of $813,565, negative cash flows from operations, and has limited business operations, which raises substantial doubt about the Company’s ability to continue as going concern. The ability of the Company to meet its commitments as they become payable is dependent on the ability of the Company to obtain necessary financing or achieving a profitable level of operations. There is no assurance the Company will be successful in achieving these goals.

The Company does not have sufficient cash to fund its desired research and development objectives for its augmented/virtual reality product development for the next 12 months. The Company has arranged financing and intends to utilize the cash received to fund its projects. The Company plans to seek additional financing if necessary, in private or public equity offering(s) to secure future funding for operations. There can be no assurance the Company will be successful in raising additional funding. If the Company is not able to secure additional funding, the implementation of the Company’s business plan will be impaired. There can be no assurance that such additional financing will be available to the Company on acceptable terms or at all.

These financial statements do not give effect to adjustments to the amounts and classification to assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2020 and December 31, 2019:

	December 31,	December 31,
	2020	2019
Emulsification Equipment	$150,000	$150,000
Truck	10,000	10,000
	160,000	160,000
Less accumulated depreciation	(66,000)	(55,000)
	$94,000	$105,000

NOTE 4 – CONVERTIBLE NOTES PAYABLE

As of December 31, 2020 and December 31, 2019, notes payable were comprised of the following:

	Original	Original	Due	Interest	Conversion	December 31,	December 31,
	Note Amount	Note Date	Date	Rate	Rate	2020	2019
La Jolla IP0	110,000	12/10/2019	12/10/2020	12%	Variable	55,000	110,000
Optempus #1	40,000	6/2/2020	6/2/2021	10%	Variable	40,000	—
Optempus #2	20,000	7/10/2020	7/10/2021	10%	Variable	20,000	—
Optempus #3	45,000	8/31/2020	8/31/2021	10%	Variable	45,000	—
Optempus #4	25,000	10/6/2020	10/6/2021	10%	Variable	25,000	—
Optempus #5	20,000	11/9/2020	11/9/2021	10%	Variable	20,000	—
Optempus #6	30,000	11/16/2020	11/16/2021	10%	Variable	30,000	—
Optempus #7	15,000	12/17/2020	12/17/2021	10%	Variable	15,000	—
V Group	150,000	12/12/2019	12/12/2020	12%	Variable	150,000	150,000
						$400,000	$260,000
Financing costs/Original issue discount						(49,740)	—
Notes payable, net of discount						$350,260	$260,000

Accrued interest						$27,882	$1,131

On December 10, 2019, the Company entered a settlement agreement and issued a replacement note to La Jolla IPO Inc. (“La Jolla “). The replacement note has a principal amount of $110,000.00, bears interest at the rate of 8%, and has a maturity date of December 10, 2020. La Jolla originally acquired this debt from V Group, Inc. on April 6, 2018. During the year ended December 31, 2020, the Company issued 1,836,653 common shares upon the conversion of principal in the amount of $55,000. As of December 31, 2020, the note has a principal balance of $55,000 and accrued interest of $8,830. This note is currently in default.

On December 12, 2019, the Company entered into a settlement agreement and issued a convertible note with V Group Inc. in the amount of $150,000. The note bears interest at the rate of 8%%, and has a maturity date of December 12, 2020. As of December 31, 2020, the note has a principal balance of $150,000 and accrued interest of $12,970. This note is currently in default.

On June 2, 2020, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $25,000 was received in cash and $15,000 was recorded as an original issue discount. The note bears interest of 10%, matures on June 2, 2021, and is convertible into 60% multiplied by the average of the two lowest trading prices during the 20-day trading period on the trading day prior to the conversion date. As of December 31, 2020, the Company has amortized $8,712 of the original issue discount to the statement of operations. As of December 31, 2020, the principal balance was $40,000, with accrued interest of $2,323, and reflected an original issue discount of $(6,288).

On July 10, 2020, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $15,000 was received in cash and $5,000 was recorded as an original issue discount. The note bears interest of 10%, matures on July 10, 2021, and is convertible into 62% multiplied by the average of the two lowest trading prices during the 20-day trading period on the trading day prior to the conversion date. As of December 31, 2020, the Company has amortized $2,384 of the original issue discount to the statement of operations. As of December 31, 2020, the principal balance was $20,000, with accrued interest of $953, and reflected an original issue discount of $(2,616).

On August 31, 2020, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $35,000 was received in cash and $10,000 was recorded as an original issue discount. The note bears interest of 10%, matures on August 31, 2021, and is convertible into 50% multiplied by the average of the two lowest trading prices during the 20-day trading period on the trading day prior to the conversion date. As of December 31, 2020, the Company has amortized $3,342 of the original issue discount to the statement of operations. As of December 31, 2020, the principal balance was $45,000, with accrued interest of $1,504, and reflected an original issue discount of $(6,658).

On October 6, 2020, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $15,000 was received in cash and $10,000 was recorded as an original issue discount. The note bears interest of 10%, matures on October 6, 2021 and is convertible into 50% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date. As of December 31, 2020, the Company has amortized $2,356 of the original discount to the statement of operations. As of December 31, 2020, the principal balance was $25,000 with accrued interest of $589 and reflected an original issue discount of $(7,644).

On November 9, 2020, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $10,000 was received in cash and $10,000 was recorded as an original issue discount. The note bears interest of 10%, matures on November 9, 2021 and is convertible into 60% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date. As of December 31, 2020, the Company has amortized $1,425 of the original discount to the statement of operations. As of December 31, 2020, the principal balance was $20,000 with accrued interest of $285 and reflected an original issue discount of $(8,575).

On November 16, 2020, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $15,000 was received in cash and $15,000 was recorded as an original issue discount. The note bears interest of 10%, matures on November 16, 2021 and is convertible into 60% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date. As of December 31, 2020, the Company has amortized $1,849 of the original discount to the statement of operations. As of December 31, 2020, the principal balance was $30,000 with accrued interest of $370 and reflected an original issue discount of $(13,151).

On December 17, 2020, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $10,000 was received in cash and $5,000 was recorded as an original issue discount. The note bears interest of 10%, matures on December 17, 2021 and is convertible into 60% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date. As of December 31, 2020, the Company has amortized $192 of the original discount to the statement of operations. As of December 31, 2020, the principal balance was $15,000 with accrued interest of $58 and reflected an original issue discount of $(4,808).

As of December 31, 2020, the Company has not attained profitable operations and is dependent upon obtaining financing to pursue any extensive acquisitions and activities.

NOTE 5 – RELATED PARTY TRANSACTIONS

Mr. Justin Gonzalez, Chief Executive Officer, President, Secretary, Treasurer, and Director

On March 2, 2020, the Company appointed Justin Gonzalez as Chief Executive Officer, President, Secretary, Treasurer, and Director of the Company. The Company and Mr. Gonzalez entered into an Employee Agreement that includes an annual salary of $200,000 and $100,000 to be issued in common stock. Unpaid wages will accrue interest at 6% per annum and may be converted to restricted common stock at fair market value at the time of conversion. The Company issued 3,333,333 shares of common stock, valued at $666,667 based on the market value of the shares on the date of issuance, and the Company recorded a loss on settlement of debt of $666,667 to the statement of operations. During the year ended December 31, 2020, the Company accrued wages of $166,667 and interest of $3,793.

Pursuant to the Asset Purchase Agreement dated March 2, 2020, Mr. Gonzalez received 50,000 shares of Preferred Series A shares, valued at $500,000, and 1,000 Preferred Series B Voting shares. The shares are convertible pursuant the conversion rights as specified in the Articles of Incorporation and Certificate of Designation for the Company. Pursuant to the Asset Purchase Agreement, Mr. Gonzalez received 30,000,000 shares of common stock, valued at $100,000.

The Company is periodically advanced noninterest bearing operating funds from related parties. The advances are due on demand and unsecured. During the year ended December 31, 2020, Mr. Gonzalez advanced $5,514 to the Company.

Mr. Eric Watson, Chief Operating Officer and Director

On March 2, 2020, the Company appointed Eric Watson as Chief Operating Officer and a Director of the Company. The Company and Mr. Watson entered into an Employee Agreement that includes an annual salary of $162,000 and $50,000 to be issued in common stock. Unpaid wages will accrue interest at 6% per annum and may be converted to restricted common stock at fair market value at the time of conversion. The Company issued 1,666,666 shares of common stock, valued at $333,333 based on the market value of the shares on the date of issuance, and the Company recorded a loss on settlement of debt of $283,333 to the statement of operations. During the year ended December 31, 2020, the Company accrued wages of $135,000 and interest of $3,073, and recorded payments of $906.

NOTE 6 – LONG TERM LIABILITIES

As of December 31, 2020 and December 31, 2019, long term debt was comprised of the following:

	Original	Original	Due	Interest	December 31,	December 31,
	Note Amount	Note Date	Date	Rate	2020	2019
Carolyn Hamburger	100,000	12/12/2014	12/12/2019	10%	100,000	100,000
Doris Notter	10,000	12/31/2014	12/31/2019	15%	10,000	10,000
					$110,000	$110,000
Accrued interest					28,190	27,500
Total Long Term Liabilities					$138,190	$137,500

On December 12, 2014, the Company’s predecessor Matrix received a $100,000 loan from Carolyn Hamburger at 10% interest evidenced by a note for $100,000 issued by Matrix. The note matured December 12, 2019, and is secured by the Company’s emulsification equipment acquired in the Matrix Acquisition. This Note does not convert into securities of the Company. As of December 31, 2020, the note had a principal balance of $100,000 and accrued interest of $19,185. This note is currently in default.

On December 31, 2014, Matrix received a $10,000 unsecured loan from Doris Notter at 15% interest and a maturity date of December 31, 2019. As of December 31, 2020, the note had a principal balance of $10,000 and accrued interest of $9,004. This note is currently in default.

NOTE 7 – PREFERRED STOCK

Series A

On March 2, 2020, the Company filed an amendment to the Oklahoma Certificate of Designation to increase the Series A Convertible Preferred Stock, with a par value of $0.001 to 20,000,000 shares authorized. As per the certificate of designation the Series A is convertible to common stock at the price of common on the day of conversion.

On March 2, 2020, the Company issued 50,000 shares of Preferred Series A shares to Justin Gonzalez valued at $500,000, pursuant to the Asset Purchase Agreement dated March 2, 2020. The shares are convertible pursuant the conversion rights as specified in the Articles of Incorporation and Certificate of Designation for the Company.

On May 13, 2020, the Company issued 300,000 shares of Series A Preferred Stock, valued at $3,000,000 to Anthony Super, the President of C Group, Inc., pursuant to the terms of an exclusive distribution agreement entered into between the Company and C Group, Inc.

On May 13, 2020, the Company issued 330,000 shares of Series A Preferred Stock, valued at $3,300,000 to Pamala Wilson, the President of Aqueous Precision, LLC, pursuant to the terms of an exclusive distribution agreement entered into between the Company and Aqueous Precision, LLC.

On December 30, 2020, The Exclusive License Agreement dated April 1, 2020, between the Company and Aqueous Precision was terminated by Aqueous Precision. On December 30, 2020, in connection with such termination, the 330,000 shares of Series A Preferred Stock that had been issued to Pamala Wilson, the President of Aqueous Precision, were returned to treasury.

During the year ended December 31, 2020, 29,100 shares of Series A Preferred stock were converted to 4,929,270 common shares in accordance with the conversion terms.

During the year ended December 31, 2020, 29,100 shares of Series A Preferred stock were converted to 4,929,270 common shares in accordance with the conversion terms.

As of December 31, 2020, 20,000,000 Series A Preferred shares were authorized, of which 19,640,900 Series A shares were issued and outstanding.

Series B

On March 2, 2020, the Company filed an amendment to its Oklahoma Certificate of Designation to reduce Series B Preferred Stock, with a par value of $0.001 and to 1,000 shares authorized.

On March 2, 2020, Justin Gonzalez was issued 1,000 Preferred Series B Control Shares, pursuant to the Asset Purchase Agreement dated March 2, 2020.

As of December 31, 2020, 1,000 Series B Preferred shares were authorized, of which 1,000 shares were issued and outstanding.

NOTE 8 – COMMON STOCK

On March 2, 2020, the Company issued 30,000,000 shares of common stock to Justin Gonzalez, valued at $100,000, pursuant to the Asset Purchase Agreement dated March 2, 2020.

During the year ended December 31, 2020, 4,999,999 shares of common stock were issued to pursuant to employee agreements for $150,000 in services. The shares were valued at $1,000,000 based on the market price on the date of issuance, and the Company recorded a loss on settlement of debt of $850,000 to the statement of operations.

During the year ended December 31, 2020, the holders of convertible notes converted a total of $55,000 of principal into 1,836,653 shares of common stock in accordance with the conversion terms.

NOTE 9 – INCOME TAX

Deferred income taxes are determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company’s assets and liabilities. Deferred income taxes are measured based on the tax rates expected to be in effect when the temporary differences are included in the Company’s tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

The deferred tax asset and the valuation allowance consist of the following at December 31, 2020:

December 31,
2020
Net operating loss	$652,971
Statutory rate	21%
Expected tax recovery	137,124
Change in valuation allowance	(137,124)
Income tax provision	$—

Components of deferred tax asset:
Non-capital tax loss carry-forwards	137,124
Less: valuation allowance	(137,124)
Net deferred tax asset	$—

As of the date of this filing, the Company is current in filing their tax returns. The last return filed by the Company was December 31, 2020, and the Company has not accrued any potential penalties or interest from that period forward.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Licensing & Distributions Agreements

On April 1, 2020, the Company entered into an Exclusive Licensing Agreement with Aqueous Precision, LLC., an Oregon Corporation. The Agreement provides exclusive rights to The Proprietary Formula, developed and owned by Aqueous Precision LLC, who exclusively maintains all rights and privileges. The H+© ingredient at the center of this Agreement is an all-natural whole plant concentrate with suspended cannabinoids in an aqueous solution made from hemp. This ingredient is purposeful as a single product or in combination with other ingredients. The rights are valued at $3,300,000, based upon a five-year term.

On May 13, 2020, the Company issued 330,000 shares of Series A Preferred Stock, valued at $3,300,000 to Pamala Wilson, the President of Aqueous Precision, LLC, pursuant to the terms of an exclusive licensing agreement entered into between the Company and Aqueous Precision, LLC.

On December 30, 2020, the Exclusive Licensing Agreement dated April 1, 2020, between the Company and Aqueous Precision was terminated by Aqueous Precision. On December 30, 2020, in connection with such termination, the 330,000 shares of Series A Preferred Stock that had been issued to Pamala Wilson, the President of Aqueous Precision, were returned to treasury.

On May 13, 2020, the Company issued 300,000 shares of Series A Preferred Stock, valued at $3,000,000 to Anthony Super, the President of C Group, Inc., pursuant to the terms of an exclusive distribution agreement entered into between the Company and C Group, Inc.

Employee Agreements

Mr. Justin Gonzalez, Chief Executive Officer, President, Secretary, Treasurer, and Director

On March 2, 2020, the Company appointed Justin Gonzalez as Chief Executive Officer, President, Secretary, Treasurer, and Director of the Company. The Company and Mr. Gonzalez entered into an Employee Agreement that includes an annual salary of $200,000. Unpaid wages will accrue interest at 6% per annum and may be converted to restricted common stock at fair market value at the time of conversion. During the year ended December 31, 2020, the Company accrued wages of $166,667 and interest of $3,793.

Mr. Eric Watson, Chief Operating Officer and Director

On March 2, 2020, the Company appointed Eric Watson as Chief Operating Officer and a Director of the Company. The Company and Mr. Watson entered into an Employee Agreement that includes an annual salary of $162,000. Unpaid wages will accrue interest at 6% per annum and may be converted to restricted common stock at fair market value at the time of conversion. During the year ended December 31, 2020, the Company accrued wages of $135,000 and interest of $3,073.

Lease

On January 1, 2020, the Company entered into a commercial lease for approximately 7,800 square feet of space, located in the Wolf Creek Industrial Building at 110 Spring Hill Dr. #16 Grass Valley, CA 95945. The lease has a term of five years, from January 1, 2020 through December 31, 2025, with a monthly rent of $4,000. The Company also leases a product production and water bottling facility in Grants Pass, Oregon on a month-to-month basis at a cost of $2,000 per month.

Service Agreements

There are no service agreements at this time.

NOTE 11 – SUBSEQUENT EVENTS

Notes Payable

On January 14, 2021, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $44,000 was received in cash and $20,000 was recorded as an original issue discount. The note bears interest of 10%, matures on January 14, 2022 and is convertible into 58% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date.

On January 21, 2021, the Company issued a Convertible Promissory Note to Optempus Investment, LLC, of which $20,000 was received in cash and $20,000 was recorded as an original issue discount. The note bears interest of 10%, matures on January 21, 2022 and is convertible into 58% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date.

On April 5, 2021, the Company issued a Convertible Promissory Note to C Group LLC, of which $25,000 was received in cash and $10,000 was recorded as an original issue discount. The note bears interest of 10%, matures on April 5, 2022 and is convertible into common stock at a price equal to 58% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date.

On April 15, 2021, the Company issued a Convertible Promissory Note to C Group LLC, of which $25,000 was received in cash and $10,000 was recorded as an original issue discount. The note bears interest of 10%, matures on April 15, 2022 and is convertible into common stock at a price equal to 58% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date.

On April 21, 2021, the Company issued a Convertible Promissory Note to C Group LLC, of which $25,000 was received in cash and $10,000 was recorded as an original issue discount. The note bears interest of 10%, matures on April 21, 2022 and is convertible into common stock at a price equal to 58% multiplied by the average of two lowest trading prices during the 20-day trading day period prior to the conversion date.

Subsequent Issuances

On January 13, 2021, the holder of 20,500 of Series A Preferred Stock converted such shares into 2,050,000 shares of common stock.

On February 2, 2021, the holder of 10,000 of Series A Preferred Stock converted such shares into 2,000,000 shares of common stock.

On February 2, 2021, the holder of 3,783 of Series A Preferred Stock converted such shares into 300,000 shares of common stock.

On February 2, 2021, the holder of 16,000 of Series A Preferred Stock converted such shares into 1,268,835 shares of common stock.

On February 11, 2021, the holder of 11,000 of Series A Preferred Stock converted such shares into 647,059 shares of common stock.

On February 11, 2021, James B. Frack returned 12,502,500 shares of Series A Preferred Stock to the Company’s treasury as per agreement.

On February 15, 2021, the holder of 12,500 of Series A Preferred Stock converted such shares into 833,333 shares of common stock.

On February 17, 2021, the holder of 5,000 of Series A Preferred Stock converted such shares into 333,333 shares of common stock.

On February 25, 2021, the holder of 16,000 of Series A Preferred Stock converted such shares into 580,131 shares of common stock.

On March 11, 2021, the holder of 4,419 of Series A Preferred Stock converted such shares into 300,000 shares of common stock.

On March 17, 2021, the holder of 24,400 of Series A Preferred Stock converted such shares into 2,440,000 shares of common stock.

On March 19, 2021, the holder of 25,000 of Series A Preferred Stock converted such shares into 2,083,333 shares of common stock.

On March 24, 2021, the holder of 22,500 of Series A Preferred Stock converted such shares into 1,956,522 shares of common stock.

On March 31, 2021, the holder of 3,090 of Series A Preferred Stock converted such shares into 300,000 shares of common stock.

On April 5, 2021, the holder of 10,000 of Series A Preferred Stock converted such shares into 2,500,000 shares of common stock.

On April 9, 2021, the holder of 20,000 of Series A Preferred Stock converted such shares into 2,000,000 shares of common stock.

On April 21, 2021, the holder of 4,725 of Series A Preferred Stock converted such shares into 700,000 shares of common stock.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements:

All financial statements as set forth under Item 13 of this Form 10.

(b) Exhibits:

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger dated February 10, 2020, among Leap of Faith Beverage, Inc., Boon Industries, Inc. and Leap of Faith Beverage MergerSub, Inc.

2.2	Asset Purchase Agreement, dated February 10, 2020, among Boon Industries, Inc. Matrix of Life Tech, Trust.

3.1.1	Articles of Incorporation of Boon Industries, Inc. dated March 2, 2020

3.1.2	Certificate of Designation of Series A Preferred Stock of Boon Industries, Inc.

3.1.3	Certificate of Designation of Series B Preferred Stock of Boon Industries, Inc.

3.2	Bylaws. Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 18, 2011.

10.1†	Employment Agreement dated March 2, 2020, between Boon Industries, Inc. and Justin Gonzalez.

10.2†	Employment Agreement dated March 2, 2020, between Boon Industries, Inc. and Eric Watson.

10.3	Commercial Lease Agreement, dated January 1, 2020, between Lave Systems Corporation and Justin Gonzalez for 110 Spring Hill Drive, Grass Valley CA

10.4	Amendment to Lease Agreement, dated January 1, 2020, between Lave Systems Corporation and Boon Industries, Inc. for 110 Spring Hill Drive, Grass Valley CA

†	Management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Boon Industries Inc.

Date: August 12, 2021	By: /s/ Justin Gonzalez
Justin Gonzalez, Chief Executive Officer